      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 2000
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            FORT POINT PARTNERS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7373                            77-0444124
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                               111 SUTTER STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 395-4400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                    JAMES T. ROCHE AND MATTHEW J.N.C. ROCHE
                          CO-CHIEF EXECUTIVE OFFICERS
                                 CO-PRESIDENTS
                            FORT POINT PARTNERS INC.
                               111 SUTTER STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 395-4400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               KENNETH R. LAMB, ESQ.                                CORI M. ALLEN, ESQ.
             GREGORY J. CONKLIN, ESQ.                                GIL LIVNAH, ESQ.
                JOHN B. STONE, ESQ.                                 JINGMING CAI, ESQ.
            GIBSON, DUNN & CRUTCHER LLP                           MORRISON & FOERSTER LLP
               ONE MONTGOMERY STREET                                755 PAGE MILL ROAD
             TELESIS TOWER, SUITE 2600                              PALO ALTO, CA 94304
              SAN FRANCISCO, CA 94104

                            ------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                        AGGREGATE OFFERING       AMOUNT OF REGISTRATION
                SECURITIES TO BE REGISTERED                           PRICE(1)                    FEE(2)
-----------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value..............................  $      69,000,000          $        18,216
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee.

(2) Calculated pursuant to Rule 457(o) under the Securities Act of 1933.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED MAY 3, 2000

                                               Shares

                           [FORT POINT PARTNERS LOGO]

                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be
between $          and $     per share. We will apply to have our common stock
approved for listing on The Nasdaq Stock Market's National Market under the symbol "FTPT".

     The underwriters have an option to purchase a maximum of additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.  SEE "RISK FACTORS" ON PAGE
4.

                                                                 UNDERWRITING
                                                     PRICE TO    DISCOUNTS AND    PROCEEDS TO FORT
                                                      PUBLIC      COMMISSIONS      POINT PARTNERS
                                                     --------    -------------    ----------------
Per Share..........................................         $             $                  $
Total..............................................  $                    $                  $

     Delivery of the shares of common stock will be made on or about
              , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                             DEUTSCHE BANC ALEX. BROWN

                               WR HAMBRECHT + CO

             The date of this prospectus is                  , 2000

                      [DESCRIPTION OF INSIDE FRONT COVER]

     Within the borders of a black box is a beige and white background depicting a section of the Golden Gate Bridge. In black typeset centered over the background is text stating, "Some of our past and present clients include:
BlueLight.com, Inc., Elizabeth Arden Company, a Unilever company, eve.com, Inc., J.Crew Group, Inc., Kaplan, Inc., Lids Corp., The North Face, Inc., Petstore.com Inc., Smith and Hawken, Ltd. and Tavolo, Inc." Centered below that text is the Fort Point Partners blue and gold logo and the bolded text, "Fort Point Partners."

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................    4
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   16
USE OF PROCEEDS.......................   17
DIVIDEND POLICY.......................   17
CAPITALIZATION........................   18
DILUTION..............................   19
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   20
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   21
BUSINESS..............................   29

                                        PAGE
                                        ----
MANAGEMENT............................   37
CERTAIN TRANSACTIONS..................   46
PRINCIPAL STOCKHOLDERS................   48
DESCRIPTION OF CAPITAL STOCK..........   50
SHARES ELIGIBLE FOR FUTURE SALE.......   54
UNDERWRITING..........................   56
NOTICE TO CANADIAN RESIDENTS..........   58
LEGAL MATTERS.........................   59
EXPERTS...............................   59
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION.........................   59
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

     Fort Point Partners(TM), Fort Point(TM), eSelling(TM), Fortified Process(TM), EC Plan(TM), EC Build(TM), EC Grow(TM), Learning Infrastructure(TM) and Selling Intelligence(TM) are our trademarks and are the subject of pending trademark applications. This prospectus also makes reference to trademarks of other companies.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL                , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read this entire prospectus, including "Risk Factors" and the financial statements and notes thereto, before you decide to buy our common stock.

                            FORT POINT PARTNERS INC.

     Fort Point Partners was formed specifically to provide eSelling solutions, which we define as Internet services that enable companies to sell more effectively. We are an Internet consulting firm that specializes in providing strategy, technology and program management services to help companies combine their existing capabilities with Web-based technologies to launch or expand an e-business designed to maximize revenues and gain competitive advantage. Our past and present clients include companies that are engaging in e-business, in both business-to-business and business-to-consumer selling environments, such as BlueLight.com, Elizabeth Arden, J.Crew and Kaplan. We provide our services primarily on a fixed-price, fixed-timeframe basis.

     Companies are increasingly launching e-businesses in response to the rapid growth in the commercial use of the Internet. To do so, many companies require the expertise of Internet services firms to better understand the Internet opportunity and how to build e-businesses. International Data Corporation, or IDC, estimates that the worldwide market for Internet services will grow from $16.2 billion in 1999 to $99.1 billion in 2004.

     We believe that the marketplace is entering the next phase of e-business, characterized by a focus on maximizing profitable sales. To date, companies have focused on developing a Web presence and Web-enabling enterprise applications. However, as the number of e-businesses has grown, buyers have been empowered by increased variety in product and service offerings, greater access to information and real-time price and transaction capability. As buyers become empowered, companies are seeking better ways to differentiate their products and services to create competitive advantages and drive increased revenue and profitability. Companies also face a growing number of options in the selection of business plans, solution models and technologies.

     We believe that we are well positioned to benefit from this next phase of e-business because our eSelling solutions specifically focus on helping companies maximize revenue. We distinguish ourselves by:

     - working with our clients to design eSelling strategies built around understanding every point of contact between our clients and their customers such as sales, supply, fulfillment and customer service. We then employ processes and technologies to remove barriers to buying and to create additional revenue opportunities at each of these contact points;

     - our deep technology expertise and experience, which enables us to architect and build scalable and flexible applications capable of handling high transaction rates and large volumes of data and that can be adapted to our clients' and their customers' changing needs, technological innovation and business trends;

     - employing a differentiated First-Stop Shop approach, which means that clients engage us early in the strategic planning process to define and assume responsibility for the entire eSelling solution. Our ecosystem of relationships allows us to provide our clients with leading expertise in all relevant areas necessary to implement high-quality eSelling solutions as well as the flexibility to take advantage of the latest technologies;

     - utilizing knowledge merchandising to identify, capture and reuse valuable frameworks, tools and processes to achieve rapid time to market when delivering our eSelling solutions; and

     - having a disciplined methodology that ensures consistent delivery of high quality eSelling solutions in a timely, cost-effective manner across all client engagements.

     Our objective is to become the leading provider of eSelling solutions. Our strategy for accomplishing this objective includes:

     - continuing to develop new and innovative eSelling solutions to increase the value of our client engagements and target large companies in the manufacturing, retail, financial services and telecommunications industries;

     - targeting strategic eSelling initiatives for established enterprises to help those companies use the Internet to leverage their substantial existing corporate advantages across multiple channels;

     - cultivating a culture that attracts and retains skilled, multidisciplinary professionals;

     - building long-term relationships, which lead to additional business opportunities, large-scale client engagements, recurring revenue streams and a strong base of referenceable clients;

     - leveraging the relationships in our ecosystem to provide high-quality eSelling solutions;

     - fostering an effective selling organization to scale our business, obtain large engagements and develop long-term client relationships; and

     - expanding our geographic presence throughout the United States and internationally to meet clients' eSelling needs.

     We were incorporated in California in October 1996 and will reincorporate as a Delaware corporation prior to the completion of this offering. As of March 31, 2000, we had 84 billable professionals. Our principal executive offices are located at 111 Sutter Street, San Francisco, California 94104, and our telephone number is (415) 395-4400. We also have an office in New York and are establishing offices in Chicago and Germany.

                                  THE OFFERING

Common stock offered by Fort Point Partners.............  shares
Common stock to be outstanding after this offering......  shares
Use of proceeds.........................................  We intend to use the net proceeds of this offering for working capital and general
                                                          corporate purposes.
Proposed Nasdaq symbol..................................  FTPT

     The common stock to be outstanding upon completion of this offering is based on the number of shares outstanding as of March 31, 2000.

     The common stock outstanding after this offering assumes the conversion into common stock of all of our outstanding preferred stock and excludes 3,754,350 shares of common stock that are reserved for issuance under our 1996 Stock Option/Stock Issuance Plan, of which 1,396,244 shares were subject to outstanding options as of March 31, 2000 with a weighted average exercise price of $0.18. See "Capitalization," "Management -- Employee Benefit Plans" and "Description of Capital Stock."

     Except as otherwise indicated, we have presented all information in this prospectus assuming that:

     - the underwriters will not exercise their over-allotment option;

     - all outstanding shares of our preferred stock will be converted into common stock upon completion of this offering (see "Description of Capital Stock"); and

     - we have reorganized Fort Point Partners Inc. into a Delaware corporation (see "Certain Transactions -- Reorganization of Fort Point Partners").

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The following table summarizes the results of our operations. The consolidated statement of operations data set forth below for the years ended December 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements. The consolidated statement of operations data for the quarters ended March 31, 1999 and 2000 are derived from our unaudited interim consolidated financial statements. The pro forma net loss per common share data reflect the sale in April 2000 of 3,426,411 shares of our Series E convertible preferred stock for aggregate proceeds of approximately $30.0 million and the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon completion of this offering.

                                                 YEARS ENDED DECEMBER 31,          QUARTERS ENDED MARCH 31,
                                            -----------------------------------    ------------------------
                                              1997         1998         1999         1999          2000
                                            ---------    ---------    ---------    ---------    -----------
                                                                                         (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue...................................  $   2,045    $   2,489    $   8,325    $   1,224    $     5,003
Operating expenses:
  Professional services...................        620        1,037        4,875          584          2,527
  Sales and marketing.....................         62          425        2,451          214          4,041
  General and administrative..............      1,021        1,768        6,150          500          4,386
  Amortization of deferred stock-based
    compensation..........................          1           67          882           51          3,453
                                            ---------    ---------    ---------    ---------    -----------
Total operating expenses..................      1,704        3,297       14,358        1,349         14,407
                                            ---------    ---------    ---------    ---------    -----------
Operating income (loss)...................        341         (808)      (6,033)        (125)        (9,404)
Interest income (expense), net............          8           (1)         144           (3)            75
Income tax (expense) benefit..............       (139)          83           (1)          --             (1)
                                            ---------    ---------    ---------    ---------    -----------
Net income (loss).........................  $     210    $    (726)   $  (5,890)   $    (128)   $    (9,330)
                                            =========    =========    =========    =========    ===========
Net income (loss) per common share:
  Basic...................................  $    0.05    $   (0.17)   $   (1.26)   $   (0.03)   $     (1.90)
                                            =========    =========    =========    =========    ===========
  Diluted.................................  $    0.04    $   (0.17)   $   (1.26)   $   (0.03)   $     (1.90)
                                            =========    =========    =========    =========    ===========
Weighted average shares used in computing
  net income (loss) per common share:
  Basic...................................  4,160,000    4,162,181    4,693,086    4,642,790      4,905,134
  Diluted.................................  5,461,682    4,162,181    4,693,086    4,642,790      4,905,134
Pro forma basic and diluted net loss per
  common share (unaudited)................                                                      $     (0.67)
                                                                                                ===========
  Weighted average shares used in
    computing pro forma net loss per
    common share..........................                                                       14,003,870

    The following table is a summary of our consolidated balance sheet data. The actual column is derived from our unaudited consolidated financial statements. The pro forma column gives effect to the sale in April 2000 of 3,426,411 shares of Series E convertible preferred stock for aggregate proceeds of approximately $30.0 million. The pro forma as adjusted column reflects the sale in April 2000 of our Series E convertible preferred stock and the receipt of the net proceeds
from the sale of       shares of common stock offered by us at assumed initial
public offering price of       per share and the application of the net proceeds
from the offering, after deducting underwriting discounts and commissions and estimated offering expenses.

                                                                      MARCH 31, 2000
                                                         -----------------------------------------
                                                                        (UNAUDITED)
                                                                                      PRO FORMA
                                                         ACTUAL      PRO FORMA       AS ADJUSTED
                                                         -------    ------------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..............................  $ 5,709      $35,707          $
Working capital........................................     (809)      29,189
Total assets...........................................   14,371       44,369
Total long-term liabilities, including current
  portion..............................................      630          630               630
Total stockholders' equity.............................    4,658       34,656

                                  RISK FACTORS

     Any investment in our common stock includes a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risk and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Any of these presently unknown or immaterial risks or any of the following risks could materially and adversely affect our business, operating results and financial condition and could result in a partial or complete loss of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES, WE EXPECT TO INCUR LOSSES IN THE FUTURE AND WE MAY NEVER BE PROFITABLE

     We cannot assure you that we will ever achieve or sustain profitability. We incurred net losses of $9.3 million in the quarter ended March 31, 2000, $5.9 million in 1999 and $0.7 million during 1998. As of March 31, 2000, we had an accumulated deficit of $15.8 million. We anticipate that we will continue to incur net losses for the foreseeable future. We also expect that our professional services, sales and marketing and general and administrative expenses will continue to increase as we attempt to expand our business. As a result, we will need to generate significant revenue to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

OUR OPERATING HISTORY IS MORE LIMITED THAN THAT OF MANY OTHER COMPANIES, SO YOU MAY FIND IT DIFFICULT TO EVALUATE OUR BUSINESS IN MAKING AN INVESTMENT DECISION

     We have limited experience in providing our services and have completed only a limited number of engagements. Our limited operating history makes an evaluation of our business and prospects difficult. Companies in an early stage of development frequently encounter enhanced risks and unexpected expenses and difficulties. These risks, expenses and difficulties are particularly relevant to us because the market for Internet services is new and rapidly evolving. In addition, many members of our senior management team and other employees have worked with us for only a short period of time. Consequently, we have not demonstrated that our business can succeed.

WE MAY EXPERIENCE SIGNIFICANT PERIOD-TO-PERIOD QUARTERLY AND ANNUAL FLUCTUATIONS IN OUR REVENUE AND OPERATING RESULTS THAT MAY CAUSE OUR STOCK PRICE TO FLUCTUATE

     We may experience significant period-to-period quarterly and annual fluctuations in our revenue and operating results in the future due to a number of factors. We have no control over many of these factors, and these factors are difficult or impossible to forecast. Although our revenue has increased in each of the past three years, we cannot assure you that we will be able to sustain our historical growth rates, or that we will be able to grow at all. You should not rely on the results of any prior quarterly or annual periods as an indication of our future performance. It is likely that in some future period our operating results will be below the expectations of public market analysts or investors. If our operating results are below the expectations of analysts or investors, our stock price may drop, perhaps significantly.

     Some factors that may cause fluctuations in our revenue and operating results are:

     - variability in the demand for Internet services;

     - our ability to obtain new and follow-on client engagements;

     - the loss of any major client;

     - the amount and timing of projects, project modifications and project cancellations by our clients;

     - our ability to attract, train and retain skilled professionals at various levels of experience with a variety of technical and administrative skills, including project management, strategy, engineering, systems architecture, sales and marketing, and other disciplines;

     - our employee utilization rate, including our ability to integrate new employees and to transition employees from completed projects to new projects;

     - our ability to accurately estimate the resources we need to complete projects;

     - the introduction of new services by us or our competitors;

     - changes in our pricing policies or those of our competitors;

     - our ability to integrate any acquired businesses;

     - our ability to manage costs, including personnel and support services costs and the costs related to the expected opening of new offices; and

     - general economic factors.

     Our personnel costs constitute the substantial majority of our operating expenses. Because we establish these expenses in advance of any particular quarter, underutilization of our billable professionals may cause significant reductions in our operating results for a particular quarter and could result in losses for such quarter. In addition, we have hired and anticipate hiring a large number of personnel in core support services, including technology infrastructure, sales and marketing and finance and administration. As a result, a significant portion of our operating expenses are fixed in the short term. Any failure to generate revenue according to our expectations in a particular quarter could result in losses for the quarter.

     Although we have limited historical data, we have experienced and expect to continue to experience seasonality in revenue, which may materially affect our quarter-to-quarter operating results. Our revenue growth and operating results in the quarter ended December 31 of each year typically are harmed by the greater number of vacation days and holidays in that period. As we expand internationally, we may encounter other seasonal trends, such as increased vacation days during the summer in our planned European operations. These seasonal trends slow the rate of completion of projects and, consequently, the rate at which we recognize revenue for engagements.

OUR ABILITY TO ATTRACT, TRAIN AND RETAIN QUALIFIED EMPLOYEES IS CRUCIAL TO OUR OPERATING RESULTS AND ANY FUTURE GROWTH

     Our future success depends in large part on our ability to hire, train and retain people at various levels of experience with a variety of technical and administrative skills, including project management, strategy, engineering, systems architecture, sales and marketing, and other disciplines. If we are unable to hire, train and retain a sufficient number of qualified employees, we will not be able to expand our business. Skilled personnel are in short supply, and this shortage is likely to continue for some time. As a result, competition for these people is intense, and the industry turnover rate is high. In addition, we believe that prospective employees that we attempt to hire after this offering, as well as existing employees, may perceive that the stock option component of our compensation package is not as valuable as that component was prior to this offering. Consequently, after this offering, we may have greater difficulty hiring qualified employees that we are seeking.

     Moreover, even if we are able to expand our employee base, we will be required to expend significant financial and managerial resources in order to attract and retain employees. We expect that the costs of training employees will also increase as we grow. The increased costs of hiring, training and retaining personnel will impact our ability to become profitable and, if we become profitable, the level of profitability that we achieve. We also may be unable to preserve our culture and the high quality of our employees as we grow, which could harm our business, reputation and growth.

     In addition, some companies have adopted a strategy of suing or threatening to sue former employees and their new employers for alleged violations of contractual or legal requirements regarding confidentiality, non-competition and similar matters. As we hire new employees from our current or potential competitors, we are likely to become a party to one or more lawsuits involving the former employment of one of our employees. Any future litigation against us or our employees, regardless of the outcome, may result in substantial costs and expenses to us and may divert management's attention away from our business.

WE DEPEND ON OUR KEY PERSONNEL WITH WHOM WE DO NOT HAVE EMPLOYMENT AGREEMENTS, AND THE LOSS OF ANY KEY PERSONNEL MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN, MAINTAIN AND SERVICE CLIENTS

     We believe that our success will depend on the continued employment of our senior management team and other key personnel. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining client engagements. If one or more members of our senior management team or other key personnel were unable or unwilling to continue in their present positions, such persons would be very difficult to replace, and our business could be seriously harmed. To date, a majority of our revenue has been generated by the selling efforts of our senior management. Accordingly, the loss of one or more members of our senior management team could have a direct adverse impact on our future sales. In particular, we depend on the services of James T. Roche and Matthew J.N.C. Roche, our Co-Chief Executive Officers and Co-Presidents.

     In addition, if any of our key employees joins a competitor or forms a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies may seek to develop in-house eSelling capabilities and may hire away some of our key employees. This would not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships or inability to secure new client relationships would seriously harm our business.

WE COULD LOSE MONEY OR INCUR PENALTIES ON OUR CONTRACTS BECAUSE THEY GENERALLY HAVE A FIXED PRICE AND MUST BE COMPLETED IN SPECIFIED TIMEFRAMES

     An important element of our strategy is to enter into fixed-price, fixed-timeframe contracts, rather than contracts in which payment to us is determined on a time and materials basis. Because we work with complex technologies in compressed timeframes, it is difficult to judge the time and resources necessary to complete a project, and there is a significant risk that we will not be able to do so. If we fail to accurately estimate the resources required for a project, we would likely incur larger than expected costs to complete it. We may be unable to negotiate any increased payment from a client in those circumstances, in which case the project may be less profitable than we projected or the project may be completed at a loss. We have been required in the past to commit unanticipated additional resources to complete some projects, which has resulted in losses on contracts. We are likely to face similar situations in the future.

     In addition, although our contracts generally do not provide for penalties for failure to meet agreed-upon timeframes, we may enter into agreements that do include penalty provisions in the future. If we enter into contracts that provide penalties for delay, our operating results may be seriously harmed.

IF WE ARE UNABLE TO TIME THE HIRING OF ADDITIONAL PEOPLE TO COINCIDE WITH NEW ENGAGEMENTS, OUR PROFITABILITY WILL BE HARMED

     We are currently hiring additional billable professionals to expand our operations, which will increase our operating expenses. If we are unable to obtain new engagements or if the timing of those new engagements does not coincide with our hiring of additional billable professionals, we may be unable to generate sufficient revenue to offset those additional operating expenses. Consequently, the failure to correctly time the hiring of additional billable professionals to match our new engagements will harm our profitability.

OUR FAILURE TO MANAGE GROWTH MAY ADVERSELY AFFECT OUR BUSINESS

     We have grown rapidly and expect to continue to grow rapidly both by hiring new employees and serving new business and geographic markets. The size of our workforce has grown from 34 as of December 31, 1998 to 177 as of March 31, 2000, and several members of our senior management team have only recently joined Fort Point Partners. We do not believe this growth rate is sustainable in the long term. Our growth has placed, and will continue to place, a significant strain on our management and our operating and financial systems.

     Our personnel, systems, procedures and controls may be inadequate to support our future operations. In order to accommodate the increased number of engagements, number of clients and the increased size of our operations and engagements, we will need to hire, train and retain the appropriate personnel to manage our operations. We will also need to improve our financial and management controls, reporting systems and operating systems. We are currently implementing a new enterprise resource planning software system for some human resource and financial functions. We may encounter difficulties in transitioning to the new enterprise resource planning software system or in developing and implementing other new systems. All of these endeavors will require substantial management effort. After implementing new systems, our processes, systems, procedures and controls may be inadequate to support our future operations. If we are unable to effectively manage our expanding operations, our business will be harmed.

IF WE ARE NOT SUCCESSFUL IN OPENING AND GROWING NEW OFFICES, WE MAY BE UNABLE TO CONTINUE TO GROW OR WE MAY GROW MUCH MORE SLOWLY THAN WE CURRENTLY ANTICIPATE

     A key component of our growth strategy is to open offices in new geographic locations. We began operations in San Francisco in late 1996, and added our New York office in 1998. We anticipate opening additional offices. We are currently in the process of establishing offices in Chicago and Germany. We have limited experience in launching offices in new locations, and we may not be successful in any new locations. Once we select locations for expansion, we anticipate devoting substantial financial and management resources to launch and grow those offices. These efforts may detract from the development and operation of our existing offices. In addition, we cannot assure you that we will select appropriate markets to enter, open new offices efficiently or manage new offices profitably. Even if we successfully develop new offices, they may not grow as fast as our existing offices. Our failure to accurately assess and manage these risks could negatively impact our rate of revenue growth and ability to be profitable and increase our capital requirements.

WE ARE DEPENDENT ON A SMALL NUMBER OF CLIENTS

     We derive a significant portion of our revenue from large projects for a limited number of clients. In 1999, our five largest clients accounted for approximately 48% of our revenue. During that period, Petstore.com accounted for approximately 11%, Kaplan accounted for approximately 10% and seven other clients each accounted for more than 5% of our revenue. Because the size of our engagements has been increasing, the level of client concentration is likely to increase. For the quarter ended March 31, 2000, our five largest clients represented approximately 81% of our revenue. During that period, IdeaForest.com represented approximately 22%, BlueLight.com represented approximately 19%, Kaplan represented approximately 17% and Tavolo represented approximately 15% of our revenue. The loss of any client that has retained us for a significant project or the reduction in scope of a significant project would reduce our revenue and adversely affect our profitability. In the past, we have had significant clients elect to defer additional phases of a project.

OUR ABILITY TO GROW WILL BE DEPENDENT ON OUR ABILITY TO ENTER INTO NEW ENGAGEMENTS WITH NEW CLIENTS AS WE COMPLETE ENGAGEMENTS

     The volume of work performed for specific clients will vary from year to year. We do not expect that a client who generates a significant amount of revenue for us in one year will typically generate significant revenue in subsequent years. Consequently, to be successful, we must enter into agreements with new clients to maintain and increase our revenue.

WE DO NOT ENTER INTO LONG-TERM CONTRACTS WITH OUR CLIENTS, WHICH REDUCES THE PREDICTABILITY OF OUR REVENUE

     Our clients retain us on an engagement-by-engagement basis, rather than under long-term contracts. As a result, our revenue is difficult to predict. Because we incur a large portion of our costs in advance based on our expectations of future revenue, our failure to predict our revenue accurately would harm our profitability and cash flow. Since large projects typically involve multiple phases or stages, a client may choose not to retain us for additional phases of a project. The client may also cancel or delay additional planned projects. In the past, we have had significant clients elect to defer additional phases of a project. Cancellations or delays could result from factors unrelated to our work product or the progress of the project, such as general business or financial conditions of the client. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or scope of engagements. If a client defers, modifies or cancels an engagement or chooses not to retain us for additional phases of a project, we may be unable to rapidly redeploy our employees to other engagements in order to minimize underutilization of employees, which would harm our operating results.

OUR FAILURE TO MEET CLIENT EXPECTATIONS OR TO DELIVER ERROR-FREE SERVICES COULD RESULT IN LOSSES AND UNFAVORABLE PUBLICITY

     Our client engagements involve the development of strategies in new and rapidly changing markets and the creation, implementation and improvement of highly complex systems that are often critical to our clients' businesses. Any defects or errors in these applications or failure to meet clients' expectations could result in:

     - delayed or lost revenue due to adverse client reaction;

     - requirements to provide additional services to a client at no charge;

     - penalties for failure to complete engagements in contractually-required timeframes or to meet other agreed-upon criteria;

     - unfavorable publicity regarding us and our services that could adversely affect our ability to attract or retain clients and employees; and

     - claims for substantial damages against us, regardless of our responsibility for such failure.

     Our contracts with clients generally contain provisions that limit our liability for errors or omissions, unless those errors or omissions relate specifically to tasks we have agreed to perform under our contracts. In addition, our client contracts typically state that we will not be held liable for indirect or consequential damages. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. Our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of a large claim against us could seriously harm our reputation, liquidity and operating results.

OUR BUSINESS WILL BE HARMED IF WE DO NOT KEEP UP WITH THE RAPID PACE OF TECHNOLOGICAL CHANGE, EVOLVING INDUSTRY STANDARDS AND CHANGING CLIENT REQUIREMENTS

     The Internet services market is characterized by rapidly changing technology, evolving industry standards and changing client needs. Our future success will depend, in part, on our ability to:

     - effectively use leading technologies;

     - continue to develop our strategic and technical expertise;

     - influence and respond to emerging industry standards and other technological changes;

     - hire, train and retain professionals who are apprised of technological advances and developments;

     - enhance our current services; and

     - develop new services that meet changing client needs.

     All of these challenges must be met in a timely and cost-effective manner. The risk that we may not be able to keep up with these challenges is significantly greater for us than it is for some other companies, because the provision of our services requires that we understand and respond to changes across a broad range of complex technologies. We cannot assure you that we will succeed in effectively meeting these challenges, and our failure to do so would seriously harm our business.

THE INTENSE COMPETITION IN THE MARKET FOR INTERNET SERVICES FROM ESTABLISHED COMPETITORS AND NEW ENTRANTS FACING LOW BARRIERS TO ENTRY COULD DECREASE OUR REVENUE, REDUCE OUR PROFITABILITY AND DECREASE OUR MARKET SHARE

     The Internet services market is rapidly changing and intensely competitive. We expect competition to intensify even further as this market evolves. Many of our competitors have longer operating histories, more clients, longer relationships with their clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have. As a result, our competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in client requirements and to engage in larger, more complex projects. They may also develop and promote their products and services more effectively than we do.

     The Internet services market has relatively low barriers to entry. In addition, we do not own any patented technology that inhibits competitors from providing services similar to ours. As a result, new and unknown market entrants pose a threat to our business. Current or future competitors may develop services that are superior to ours or offer their services at a lower price, which could significantly decrease our revenue and ability to become profitable.

     Current or potential competitors also have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of these competitive alliances may develop services that are superior to, or have greater market acceptance than, the services that we offer.

THE SIZE OF OUR ENGAGEMENTS MAY DECREASE, WHICH WOULD HURT OUR ABILITY TO GROW AND BECOME PROFITABLE

     We plan to continue to target large engagements. If we do not obtain large engagements or if the size of our engagements decreases, our revenue may not increase, may increase more slowly than we anticipate or may decrease. Since our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the size of engagements, any effect on our revenue will likely harm our profitability.

WE MAY BE UNABLE TO MEET THE CHALLENGES ASSOCIATED WITH THE INCREASING SIZE AND COMPLEXITY OF OUR ENGAGEMENTS, WHICH WOULD HARM OUR GROWTH AND OPERATING RESULTS

     The size and complexity of our engagements have increased and may continue to do so. Any increase in the size and complexity of our engagements increases the risk that we may be unable to provide high-quality eSelling solutions to our clients. We may be unable to scale our operations to provide the necessary resources to complete larger, more complex engagements. In addition, the experience we have gained and the skills we have developed on our earlier engagements may be inapplicable to larger, more complex engagements. Any failure to adequately meet the challenges presented by the increasing size and complexity of our engagements would harm our growth and operating results.

WE SOMETIMES AGREE NOT TO PERFORM SERVICES FOR OUR CLIENTS' COMPETITORS, WHICH MAY DECREASE OUR REVENUE

     We sometimes agree not to perform services for our clients' competitors. These agreements may limit our opportunities to be retained by some potential new clients. In addition, these agreements increase the significance of our client selection process because many of our clients compete in markets where only a limited number of players will gain meaningful market share. If we agree not to perform services for a particular client's competitors and our client fails to capture a significant portion of its market, we are unlikely to receive new engagements, and therefore new revenue, in that market.

OUR EFFORTS TO DEVELOP BRAND AWARENESS MAY NOT BE SUCCESSFUL

     An important element of our business strategy is to develop and maintain widespread awareness of the Fort Point Partners brand. To promote our brand, we anticipate that our marketing expenses will be significant for the foreseeable future. Moreover, our brand may be closely associated with the business success or failure of some of our high-profile client engagements, many of which involve unproven business models in competitive markets. As a result, the failure or difficulties of any high-profile client may damage our brand. If we fail to successfully promote and maintain our brand name or incur significant related expenses, our revenue, operating margins and growth would suffer.

WE MAY BE UNABLE TO MAINTAIN OR EXPAND OUR ECOSYSTEM OF RELATIONSHIPS, WHICH COULD HARM OUR ABILITY TO PROVIDE ESELLING SOLUTIONS THAT INCORPORATE THE LATEST TECHNOLOGY OR INVOLVE PREFERRED SERVICE PROVIDERS

     We have established an ecosystem of relationships with creative design and marketing agencies, software vendors and application service providers in order to help provide our clients with high-quality eSelling solutions. Parties with whom we have existing relationships could decide to no longer participate in our engagements. In addition, parties whom we would like to involve in our engagements may decline to join our ecosystem of relationships. If we are unable to involve desired parties in our engagements, our business and growth could be harmed.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     If we fail to protect our proprietary rights, competitors could use our proprietary information to deliver services in ways that could harm our competitive position and decrease our revenue. We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary rights. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property or take appropriate steps to enforce our rights. If third parties infringe or misappropriate our copyrights, trade secrets, trademarks or other proprietary information, our business would be seriously harmed. In addition, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States, so if our business expands into foreign countries, risks associated with protecting our intellectual property will increase.

SIGNIFICANT LITIGATION OVER INTELLECTUAL PROPERTY MAY CAUSE US TO BECOME INVOLVED IN COSTLY AND LENGTHY LITIGATION, WHICH COULD SUBJECT US TO LIABILITY OR REQUIRE US TO CHANGE THE WAY WE PROVIDE OUR SERVICES

     We may become a party to litigation in the future either to protect our intellectual property or as a result of alleged infringement of others' intellectual property. These lawsuits, regardless of their outcome, would likely be time-consuming and expensive to resolve and would divert management time and attention. These lawsuits could:

     - subject us to significant liability for damages;

     - require us to change the manner in which we provide our services or to stop using the allegedly infringing proprietary information or intellectual property;

     - invalidate our proprietary rights; and

     - require us to attempt to obtain and pay for a license to relevant intellectual property, which license may not be available on reasonable terms or at all.

     In addition, our business involves, in part, the development of software applications for our clients. Ownership of such software is often a subject of negotiation and is sometimes assigned to the client. When the rights are assigned to the client, we may retain a license for specific uses. If we do not receive a license, our profitability may be harmed as a result of our need to create new software that does not violate our client's rights. Issues relating to the ownership of and rights to use software applications and frameworks can be complicated, and there can be no assurance that disputes will not arise with our clients that affect our ability to resell or reuse such applications and frameworks or our client relationships.

CERTAIN OF OUR DIRECTORS, OFFICERS AND STOCKHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK, WHICH MAY LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS

     Immediately following this offering, the officers, directors and significant stockholders set forth below collectively will own approximately
          % of the outstanding shares of our common stock and will own individually the percentage set forth opposite their respective names:

OFFICERS, DIRECTORS AND/OR SIGNIFICANT STOCKHOLDERS             OWNERSHIP PERCENTAGE
---------------------------------------------------             --------------------
Baker Communications Fund, L.P..............................
Entities Affiliated with Accel Partners.....................
Entities Affiliated with Meritech Capital Partners..........
James T. Roche..............................................
Matthew J.N.C. Roche........................................
N. D'Arcy and Marilyn Roche.................................
                                                                     ----------
          Total.............................................

     If the stockholders listed above choose to act or vote together, they will have the power to control the election of a majority of our directors, and to approve any other action requiring stockholder approval, including any amendments to our certificate of incorporation and mergers or sales of all or substantially all of our assets. Also, third parties could be discouraged from making a tender offer or bid to acquire our company at a price per share that is above the then-current market price.

PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN OUR CONTROL

     Provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of discouraging, delaying or preventing our acquisition by a third party, despite the possible benefit to our stockholders. The provisions of our certificate of incorporation and bylaws:

     - stagger the election of our directors;

     - prevent our stockholders from taking action by written consent;

     - limit the ability of our stockholders to make proposals at stockholder meetings;

     - prohibit the removal of our directors except for cause or upon the affirmative vote of at least 80% of our outstanding voting shares; and

     - require supermajority voting for the amendment of the above provisions.

     In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. If Delaware law or the measures described above discourage, delay or prevent our acquisition by a third party, the price of our common stock could be harmed. See "Description of Capital Stock."

WE MAY NEED TO RAISE ADDITIONAL CAPITAL FOR OUR OPERATIONS AND GROWTH, AND WE MAY NOT BE ABLE TO DO SO ON ACCEPTABLE TERMS

     To date, our cash flow from operations has not been sufficient to cover expenses and capital needs, and we do not anticipate that it will be for the foreseeable future. We may need to raise additional funds after this offering, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we raise additional capital through the issuance of equity securities, the percentage ownership of our existing stockholders would be reduced. Any equity securities that we issue may have rights, preferences or privileges senior to those of our common stock. If we issue debt securities, we may incur significant interest expense, which would harm our profitability. The issuance of debt securities may also require us to agree to various restrictions typical of debt securities, including limitations on further borrowing and our right to pay dividends.

     If we need additional capital and cannot raise it on acceptable terms, we may be forced to curtail or cease operations.

OUR PLANNED INTERNATIONAL OPERATIONS MAY NOT SUCCEED

     We anticipate opening offices and working with clients outside of the United States, including in Germany where we are currently seeking to open an office. We have no experience in marketing, selling and supporting our services in foreign countries. Development of skills to do so may be more difficult or take longer than we anticipate, especially due to language barriers, currency exchange risks and the fact that the Internet infrastructure in foreign countries may be less advanced than that existing in the United States. International expansion will also require that we hire people outside of the United States at various levels of experience with a variety of technical and administrative skills, including project management, strategy, engineering, systems architecture, sales and marketing and other disciplines. Competition for such people is intense, and we may be unsuccessful in recruiting or retaining sufficient qualified personnel to develop and expand our proposed international operations.

     Additionally, our current professional services delivery methodology and business processes may not be profitable when used to deliver services in other geographic regions. Moreover, international operations are subject to a variety of additional risks, including the following:

     - difficulties in obtaining government approvals and permits and complying with foreign laws and regulations;

     - political and economic instability;

     - potentially adverse tax consequences;

     - fluctuations in currency exchange rates;

     - restrictions on the import and export of certain sensitive technologies, including data security and encryption technologies that we may use;

     - weaker protection for intellectual property rights in some countries; and

     - seasonal reductions in business activity in certain parts of the world, such as during the summer months in Europe.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND SEVERELY HARM OUR FINANCIAL CONDITION

     While we have no current agreements to do so, we may invest in or acquire other businesses, technologies or assets. In the event of future acquisitions, we could:

     - issue stock that would dilute our then-current stockholders' percentage ownership;

     - incur debt;

     - assume liabilities;

     - incur amortization expenses related to goodwill and other intangible assets; or

     - incur large and immediate write-offs.

     We have no experience in integrating acquired businesses with our existing business. Our operation of any acquired businesses will involve numerous risks, including:

     - problems combining any purchased operations with our own operations;

     - unanticipated costs;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with customers;

     - adverse effects on our culture;

     - risks associated with entering markets in which we have limited or no prior experience; and

     - the potential loss of key employees, particularly those of the acquired organization.

     If we are unable to successfully integrate any acquired business, our business and financial condition may be seriously harmed.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY, OR WE MAY FACE LIABILITY FOR, YEAR 2000 ISSUES

     Some information technology and other systems that we designed, built or implemented for our clients, or that we currently use in our operations, may not be able to recognize date-related data arising from the use of two digits rather than four digits to define the years after the year 1999. As of the date of this prospectus, our systems have functioned properly with respect to dates starting in the year 2000, and our clients have not informed us of any year 2000 problems associated with the solutions we developed for them. However, year 2000 problems may still affect us or our clients. If we or our clients experience year 2000 problems, we may incur material financial losses, liability to our clients or damage to our reputation.

                         RISKS RELATED TO OUR INDUSTRY

OUR SUCCESS WILL DEPEND ON RAPID GROWTH IN THE DEMAND FOR INTERNET SERVICES AND eSELLING SOLUTIONS

     We cannot be certain that a viable market for the types of Internet services that we provide will be sustainable. If the market for our services is not sustained or does not grow rapidly, we will fail. Even if such a market develops, we may not be able to differentiate our eSelling services from services provided by other Internet services firms. If we are unable to differentiate our services from those of our competitors, our revenue growth and operating margins may decline.

OUR SUCCESS DEPENDS ON INCREASED ADOPTION OF THE INTERNET AS A MEANS FOR
COMMERCE

     Our future success depends heavily on the acceptance and use of the Internet as a means for commerce. The widespread acceptance and adoption of the Internet for conducting business is likely only in the event that the Internet provides increased profitability to businesses. If commerce on the Internet does not continue to grow, or grows more slowly than expected, our growth would decline, and our business would be seriously harmed. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including:

     - unreliable or inadequate network infrastructure;

     - delays in the development of Internet-enabling technologies and performance improvements;

     - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

     - delays in the development of security and authentication technology necessary to effect secure transmission of confidential information;

     - changes in, or insufficient availability of, telecommunications services to support the Internet; and

     - the failure of companies to meet their clients' expectations in delivering goods and services over the Internet.

U.S. OR FOREIGN GOVERNMENTAL LAWS AND REGULATIONS COULD HARM THE DEVELOPMENT OF THE INTERNET, DECREASING DEMAND FOR INTERNET SERVICES

     To date, governmental laws and regulations applicable to commerce on the Internet have not materially harmed the development of the Internet. Although there are currently few such laws and regulations, state, federal and foreign governments may adopt new laws and regulations or enforce existing laws and regulations, including those governing:

     - privacy;

     - the pricing and taxation of goods and services offered over the Internet;

     - the content of Websites;

     - copyrights;

     - consumer protection; and

     - the characteristics and quality of products and services offered over the Internet.

     For example, our planned international operations could be affected by a directive by the European Union that imposes restrictions on the collection and use of personal data. Other countries have adopted or may adopt similar legislation. This directive and any other law or regulation related to the Internet could dampen the growth of the Internet and decrease its acceptance as a communications and commercial medium. If such a decline occurs, companies may decide in the future not to use our services, which would seriously harm our business and operating results.

                         RISKS RELATED TO THIS OFFERING

PURCHASERS IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION, WHICH MEANS THAT THEY ARE GIVING UP VALUE THAT MAY NEVER BE RETURNED

     The initial public offering price of our common stock will be substantially higher than the book value per share of our common stock. As a result, if we were liquidated for book value immediately following this offering, stockholders purchasing in this offering would receive less than the price they paid for their common stock. In addition, because our success depends so heavily on our ability to attract and retain talented personnel, we expect to offer a significant number of stock options to employees in the future. Such issuances will likely cause further dilution to investors. See "Dilution."

OUR STOCK HAS NOT BEEN PUBLICLY TRADED PRIOR TO THIS OFFERING, AND WE EXPECT THAT THE PRICE OF OUR STOCK MAY FLUCTUATE SUBSTANTIALLY

     Prior to this offering, our common stock has not traded publicly. The initial public offering price of our common stock will be determined by negotiation among us and representatives of the underwriters and may not be indicative of the price that will prevail in the open market after this offering. In addition, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Accordingly, we cannot assure you that an active public trading market for our common stock will develop or be sustained, or that the price of our common stock will not decline after this offering. The market price after this offering may vary significantly from the initial offering price in response to any of the following factors, some of which are beyond our control:

     - variations in our operating results;

     - changes in financial estimates or investment recommendations by securities analysts relating to us or our competitors;

     - changes in market valuations of other Internet services firms;

     - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - loss of a major client;

     - additions or departures of key personnel; and

     - fluctuations in the stock market price and volume of traded shares generally, especially fluctuations in the volatile technology sector.

WE ARE AT INCREASED RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY

     In the past, securities class action litigation has often been brought against a company following a period of volatility in the market price of its securities. Due to the potential volatility of our stock price, we may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could seriously harm our financial condition and operating results.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK
PRICE

     After this offering, we will have           shares of common stock
outstanding. Sales of a substantial number of shares of our common stock in the public market following this offering could cause our stock price to decline. All the shares sold in this offering will be freely tradable. Of the remaining shares of common stock outstanding after this offering, approximately shares will be subject to lock-up agreements with the underwriters ending 180 days after the date of this prospectus, but will then be eligible for
sale in the public market. The remaining           shares will become freely
tradable at various times after the date of this prospectus. Credit Suisse First Boston may waive the restrictions of the lock up agreements at an earlier time without prior notice or announcement and allow shareholders to sell their shares. As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

BECAUSE WE HAVE BROAD DISCRETION TO USE THE NET OFFERING PROCEEDS, HOW WE INVEST THESE PROCEEDS MAY NOT INCREASE OUR PROFITS OR MARKET VALUE

     As of the date of this prospectus, we have not yet quantified the amount of the net proceeds of this offering that will be used for the various purposes described under "Use of Proceeds." Accordingly our management will have considerable discretion in the application of the net proceeds, and may apply the net proceeds in ways that may not increase our profitability or our market value. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds of this offering are being used appropriately.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In this prospectus, we have made statements under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in other sections that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "will," "should," "predicts," "projects," "potential," "continue," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. These statements may include, among other things, projections of future financial performance, our anticipated growth strategies and plans, our ability to compete effectively in the Internet services market and anticipated trends in our industry. These statements are only predictions, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. You should specifically consider the risks described under the heading "Risk Factors." Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the                shares being
offered by us at an assumed initial public offering price of $     per share,
after deducting estimated underwriting discounts and commissions and estimated
offering expenses, are estimated to be approximately $          million, or
approximately $          million if the underwriters' over-allotment option is
exercised in full.

     We expect to use the net proceeds for working capital and general corporate purposes, including increased spending on the hiring of additional employees, the leasing of additional facilities, the development of new offices, the expansion of our operational and administrative infrastructure and sales and marketing. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or technologies. However, we have no current plans, agreements or commitments with respect to any such acquisition or investment and we are not currently engaged in any negotiations with respect to any such transaction.

     We do not have specific uses committed for the net proceeds of this offering. The size of the offering has been determined primarily based upon our desire to raise a sufficient amount of capital to afford us significant business flexibility in the future.

     The principal purposes of this offering are to:

     - obtain additional working capital;

     - create a public market for our common stock;

     - facilitate future access by us to public equity markets; and

     - enhance our ability to use our stock to make future acquisitions due to the fact that our shares will be publicly traded.

     Pending use of the net proceeds, we intend to invest these proceeds in short-term, investment grade, interest-bearing securities, certificates of deposit or guaranteed obligations of the United States.

                                DIVIDEND POLICY

     The payment of dividends is within the discretion of our board of directors. However, our revolving line of credit currently prohibits the payment of dividends. Our ability to pay any future dividends will depend on our operating results and financial condition, projected capital requirements and restrictions under our existing and future credit facilities. We have never declared or paid any cash dividends on shares of our capital stock and do not intend to do so at any time in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the following information:

     - our actual capitalization as of March 31, 2000;

     - our pro forma capitalization as of that date after giving effect to the sale in April 2000 of 3,426,411 shares of our Series E convertible preferred stock for aggregate proceeds of approximately $30.0 million, the reorganization of Fort Point Partners and the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock on a one-for-one basis upon completion of this offering; and

     - our pro forma capitalization as adjusted to reflect the receipt of the
       net proceeds from our sale of                shares of common stock at an
       assumed initial public offering price of $     per share in this
       offering, less underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                       MARCH 31, 2000 (UNAUDITED)
                                                            ------------------------------------------------
                                                                                                PRO FORMA
                                                               ACTUAL         PRO FORMA        AS ADJUSTED
                                                            ------------    -------------    ---------------
                                                             (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
Long-term debt, including current portion.................    $    630         $    630          $    630
                                                              --------         --------          --------
Stockholders' equity (deficit):
  Convertible preferred stock, no par value, 20,000,000
     shares authorized, 9,098,736 shares issued and
     outstanding actual; $0.001 par value per share
     20,000,000 shares authorized, no shares issued and
     outstanding pro forma; and no shares issued and
     outstanding pro forma as adjusted....................      15,698               --
  Common stock; no par value, 60,000,000 shares
     authorized, 9,429,650 shares issued and outstanding
     actual; $0.001 par value, 21,954,797 shares issued
     and outstanding pro forma and                shares
     issued and outstanding pro forma as adjusted.........           9               22
  Additional paid-in capital..............................      21,932           67,615
  Deferred stock-based compensation.......................     (16,876)         (16,876)          (16,876)
  Receivables from stockholders...........................        (321)            (321)
  Accumulated deficit.....................................     (15,784)         (15,784)          (15,784)
                                                              --------         --------          --------
     Total stockholders' equity...........................       4,658           34,656
                                                              --------         --------          --------
  Total capitalization....................................    $  5,288         $ 35,286          $
                                                              ========         ========          ========

     This table does not include: (a) 1,396,244 shares of common stock issuable upon exercise of options outstanding as of March 31, 2000 at a weighted average exercise price of $0.18; and (b) 2,358,106 additional shares available for grant as of March 31, 2000 under our 1996 Stock Option/Stock Issuance Plan.

                                    DILUTION

     Our pro forma net tangible book value as of March 31, 2000, after giving effect to the automatic conversion of our preferred stock upon the closing of
this offering, was $     million, or $     per share of common stock. Net
tangible book value per share is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock at that date. After giving effect to the sale of the shares of our common stock offered hereby at an assumed initial
public offering price of $     per share and after deducting estimated
underwriting discounts and commissions and estimated offering expenses, our net
tangible book value at March 31, 2000 would have been $             million, or
$     per share. The effect of the offering represents an immediate increase in
net tangible book value to existing stockholders of $     per share and an
immediate dilution to new investors of $     per share. The following table
illustrates the per share dilution:

                                                              PER SHARE
                                                              ---------
Assumed initial public offering price per share.............  $
                                                              --------
  Pro forma net tangible book value per share as of March
     31, 2000...............................................  $
                                                              --------
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................
                                                              --------
Pro forma net tangible book value per share after this
  offering..................................................
                                                              --------
Net tangible book value dilution per share to new
  investors.................................................  $
                                                              --------

     The following table summarizes, on a pro forma basis as of March 31, 2000, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by the new public investors (based upon an assumed initial public offering price of $ per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us):

                                SHARES PURCHASED      TOTAL CONSIDERATION      AVERAGE
                              --------------------    --------------------      PRICE
                               NUMBER     PERCENT      AMOUNT     PERCENT     PER SHARE
                              --------    --------    --------    --------    ---------
Existing stockholders.......                      %   $                   %   $
New public investors........                      %   $                   %
                              --------    --------    --------    --------
     Total..................
                              ========    ========    ========    ========

     The above discussion and tables assume no exercise of stock options or warrants outstanding as of March 31, 2000 and gives effect to the conversion of all shares of our convertible preferred stock outstanding as of that date into common stock upon completion of this offering. As of March 31, 2000, there were
options outstanding to purchase a total of                shares of common stock
at a weighted average exercise price of $     per share under our 1996 Stock
Option/Stock Issuance Plan and                additional shares were reserved
for grant of future options under such plan. To the extent that any of these options are exercised, there will be further dilution to investors in this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read together with the consolidated financial statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other information contained in this prospectus. The consolidated statement of operations data set forth below for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data at December 31, 1998 and 1999 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 1997 are derived from audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the quarters ended March 31, 1999 and 2000 and the consolidated balance sheet data at March 31, 2000 are derived from our unaudited interim consolidated financial statements. In management's opinion, the unaudited interim consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all normal recurring adjustments necessary to be in conformity with accounting principles generally accepted in the United States. The pro forma net loss per share data reflect the issuance and sale in April 2000 of 3,426,411 shares of our Series E convertible preferred stock for aggregate proceeds of approximately $30.0 million and the automatic conversion of all outstanding shares of our convertible preferred stock into common stock.

                                                                                             QUARTER ENDED
                                                       YEARS ENDED DECEMBER 31,                MARCH 31,
                                                 ------------------------------------   -----------------------
                                                    1997         1998         1999         1999         2000
                                                 ----------   ----------   ----------   ----------   ----------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                                                              (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue........................................  $    2,045   $    2,489   $    8,325   $    1,224   $    5,003
Operating expenses:
  Professional services........................         620        1,037        4,875          584        2,527
  Sales and marketing..........................          62          425        2,451          214        4,041
  General and administrative...................       1,021        1,768        6,150          500        4,386
  Amortization of deferred stock-based
    compensation...............................           1           67          882           51        3,453
                                                 ----------   ----------   ----------   ----------   ----------
Total operating expenses.......................       1,704        3,297       14,358        1,349       14,407
                                                 ----------   ----------   ----------   ----------   ----------
Operating income (loss)........................         341         (808)      (6,033)        (125)      (9,404)
Interest income (expense), net.................           8           (1)         144           (3)          75
Income tax (expense) benefit...................        (139)          83           (1)          --           (1)
                                                 ----------   ----------   ----------   ----------   ----------
Net income (loss)..............................  $      210   $     (726)  $   (5,890)  $     (128)  $   (9,330)
                                                 ==========   ==========   ==========   ==========   ==========
Net income (loss) per common share:
  Basic........................................  $     0.05   $    (0.17)  $    (1.26)  $    (0.03)  $    (1.90)
                                                 ==========   ==========   ==========   ==========   ==========
  Diluted......................................  $     0.04   $    (0.17)  $    (1.26)  $    (0.03)  $    (1.90)
                                                 ==========   ==========   ==========   ==========   ==========
Weighted average shares used in computing net
  income (loss) per common share:
  Basic........................................   4,160,000    4,162,181    4,693,086    4,642,790    4,905,134
  Diluted......................................   5,461,682    4,162,181    4,693,086    4,642,790    4,905,134
Pro forma basic and diluted net loss per common
  share (unaudited)............................                                                      $    (0.67)
                                                                                                     ==========
Weighted average shares used in computing pro
  forma net loss per common share..............                                                      14,003,870

                                                                     DECEMBER 31,
                                                              ---------------------------     MARCH 31,
                                                               1997      1998      1999         2000
                                                              ------    ------    -------    -----------
                                                                            (IN THOUSANDS)
                                                                                             (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  250    $  506    $ 7,643      $ 5,709
Working capital.............................................     580       526      5,835         (809)
Total assets................................................   1,034     1,740     14,156       14,371
Total long-term liabilities, including current portion......       7        59        604          630
Total stockholders' equity..................................     724       686     10,228        4,658

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with "Selected Consolidated Financial Data" and our financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. See "Special Note Regarding Forward-looking Statements." Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are an Internet consulting firm that provides eSelling solutions, which we define as Internet services that enable companies to sell more effectively. We provide strategy, technology and program management services to help companies combine their existing capabilities with Web-based technologies in order to maximize revenues and gain competitive advantage.

     Our revenue is derived primarily from services performed on a fixed-price, fixed-timeframe basis, which means that, after determining the scope of a proposed engagement, we agree to perform the services for a specified fee and to complete the engagement by a specified date. In order to determine the price for an engagement, we use an estimation process that considers the overall technical complexity, client deliverables, the project team of billable professionals required and their associated billing rates, the projected length of the engagement and other factors. We build into each fixed-price, fixed-timeframe engagement the ability to adjust the price if the scope of the engagement changes. All fixed-price, fixed-timeframe proposals must receive the prior approval of designated senior officers.

     Our revenue is determined principally by the number, size and scope of our client engagements, as well as the percentage of completion of our engagements at the end of each reporting period. Approximately 97% of our revenue for 1999 and approximately 90% of our revenue for the quarter ended March 31, 2000 were derived from services performed on a fixed-price, fixed-timeframe basis, and we expect to continue to derive our revenue primarily from fixed-price, fixed-timeframe contracts in the future. The balance of our revenue is derived from time and materials engagements, which means that we bill our clients for the time spent on the engagement by our billable professionals based on their standard billable rates, as well as for project-specific expenses incurred by us in completing the engagement.

     We recognize revenue using the percentage-of-completion method of accounting for fixed-price, fixed-timeframe projects. Revenue for each project is recognized based on the percentage determined by multiplying the total billable hours incurred to date by our standard hourly billing rates for the billable professionals and independent contractors assigned to the project and dividing that product by the total estimated revenue to be earned on the project. We generally apply consistent margins to our actual cost of our billable professionals and independent contractors and, therefore, our method of recognizing revenue approximates the ratio of the cost incurred to date to total estimated project costs.

     We frequently require deposits from our clients in advance of performing services, which are recorded as deferred revenue. Depending on the billing schedule in our project contract with our client, we may bill in advance of recognizing revenue and the excess of amounts billed over revenue is recorded as deferred revenue. If revenue exceeds billings to clients, an unbilled receivable is recorded in current assets.

     Project finance personnel meet regularly with project managers to review the status of projects and to update estimated costs to complete projects. We make provisions for losses on uncompleted contracts when it is probable that our costs to complete a project will exceed total project revenue and the loss can be reasonably estimated.

     Revenue from time and materials engagements is recognized as billable hours are incurred at agreed-upon hourly billing rates for the billable professionals assigned to the project during the period plus project-related costs.

     We incurred net losses of $5.9 million in 1999 and $9.3 million for the quarter ended March 31, 2000. We expect to continue to incur net losses primarily because of expenses related to the opening of new offices, investment in our knowledge management and operations infrastructure and increased marketing and sales efforts.

     A small number of clients have generated a significant portion of our revenue, and we expect that significant customer concentration will continue into the foreseeable future. In 1999, our five largest clients represented 48% of our total revenue and, in the quarter ended March 31, 2000, our five largest clients represented 81% of our total revenue. The increase in client concentration resulted from a corresponding increase in overall project size. In 1998, our average contract size, as amended, was approximately $180,000. From December 31, 1998 to March 31, 2000, our average contract size was approximately $1.5 million. Our largest contract to date, which we signed in the quarter ended December 31, 1999, was valued at $5.9 million. If any significant client terminates its relationship with us or uses less of our services, our revenue could decline significantly, and our operating results could be adversely affected if we were unable to redeploy our billable professionals to other client projects.

     The following table lists clients who represented more than 10% of our revenues in 1999 and in the quarter ended March 31, 2000.

         YEAR ENDED DECEMBER 31, 1999
----------------------------------------------
CLIENT                            % OF REVENUE
------                            ------------
Petstore.com....................       11%
Kaplan..........................       10


         QUARTER ENDED MARCH 31, 2000
----------------------------------------------
CLIENT                            % OF REVENUE
------                            ------------
IdeaForest.com..................       22%
BlueLight.com...................       19
Kaplan..........................       17
Tavolo..........................       15

     Professional services expenses consist primarily of salaries and benefits for billable professionals and non-reimbursed out-of-pocket expenses incurred by such billable professionals. Professional services expenses also include the cost of subcontractors, independent contractors and allocated indirect costs. Subcontractors consist of companies that have provided billable professional services for us. In the future, we anticipate that our clients generally will contract directly with these companies. We expect that professional services expenses will increase over time primarily because of an increase in the number of our billable professionals and independent contractors as well as wage increases and inflation.

     Sales and marketing expenses consist primarily of salaries, commissions, travel and benefits for sales and marketing personnel. We include costs associated with advertising, public relations and promotional activities in sales and marketing expenses. We expect sales and marketing expenses to increase principally as a result of continued promotion of our brand, branding efforts associated with the opening of new offices and the expansion of our direct sales force.

     General and administrative expenses consist primarily of salaries for senior management, finance, recruiting, administrative groups and associated employee benefits, facilities costs including related depreciation and amortization, training and other corporate costs. We expect general and administrative expenses to increase to support the growth of our business. In particular, we will incur additional general and administrative expenses related to our ongoing enhancement of our information systems and opening of new offices.

RESULTS OF OPERATIONS

     The following table presents our consolidated statement of operations as a percentage of our revenue for the period indicated. We have derived these percentages from our audited consolidated financial statements for all periods presented, except for the quarters ended March 31, 1999 and March 31, 2000, with respect to which we derived the percentages from our unaudited interim consolidated financial statements.

PERCENTAGE OF REVENUE

                                                                YEAR ENDED         QUARTER ENDED
                                                               DECEMBER 31,          MARCH 31,
                                                           --------------------    --------------
                                                           1997    1998    1999    1999     2000
                                                           ----    ----    ----    -----    -----
Revenue..................................................  100%    100%    100%     100%     100%
Operating expenses:
  Professional services..................................   30      42      59       48       51
  Sales and marketing....................................    3      17      29       17       81
  General and administrative.............................   50      71      74       41       88
  Amortization of deferred stock-based compensation......   --       3      11        4       69
                                                           ---     ---     ---      ---     ----
Total operating expenses.................................   83     132     172      110      288
                                                           ---     ---     ---      ---     ----
Operating income (loss)..................................   17     (32)    (72)     (10)    (188)
Interest income (expense), net...........................   --      --       2       --        1
Income tax expense (benefit).............................    7      (3)     --       --       --
                                                           ---     ---     ---      ---     ----
Net income (loss)........................................   10%    (29)%   (71)%    (10)%   (186)%
                                                           ===     ===     ===      ===     ====

COMPARISON OF QUARTERS ENDED MARCH 31, 1999 AND MARCH 31, 2000

     Revenue. Our revenue increased from $1.2 million to $5.0 million, or 309%, for the quarter ended March 31, 1999 compared to the same period in 2000. This increase was primarily due to a substantial increase in the average size of our engagements.

     Professional Services Expenses. Our professional services expenses increased from $0.6 million to $2.5 million, or 333%, for the quarter ended March 31, 1999 compared to the same period in 2000. The increase in professional services expenses was primarily due to increased employee-related costs, which grew from $0.3 million to $1.4 million for the quarter ended March 31, 1999 to the same period in 2000. Our billable headcount increased 282% from 22 billable professionals at March 31, 1999 to 84 billable professionals at March 31, 2000. We also incurred increased costs due to the use of subcontractors and increases in allocated indirect costs associated with billable professionals. Professional services expenses increased as a percentage of revenue due to increases in non-billable expenses, increased use of independent contractors and subcontractors, and increased allocation of indirect cost associated with billable professionals, partially offset by a one-time resale of third-party software at cost in the quarter ended March 31, 1999.

     Sales and Marketing Expenses. Our sales and marketing expenses increased as a percentage of revenue and in absolute dollars from $0.2 million to $4.0 million, or 1,788%, for the quarter ended March 31, 1999 compared to the same period in 2000. These increases were primarily due to a significant investment of $3.6 million in our initial corporate branding, advertising, marketing promotions and public relations costs.

     General and Administrative Expenses. Our general and administrative expenses increased as a percentage of revenue and in absolute dollars from $0.5 million to $4.4 million, or 777%, for the quarter ended March 31, 1999 compared to the same period in 2000. General and administrative expenses increased primarily due to employee-related expenses resulting from a larger number of senior management members and administrative staff in human resources and finance, increased recruiting costs and one-time professional fees. Our general and administrative headcount increased 400% from 11 employees at March 31, 1999 to 55 employees at March 31, 2000. We also incurred additional costs associated with our facilities and information technology infrastructure.

     Deferred Stock-based Compensation. Deferred stock-based compensation represents the difference between the estimated fair value of the underlying common stock at the date of grant for accounting purposes and the exercise price of stock options granted. The difference is recorded as a component of stockholders' equity and is being amortized over the options' vesting period of four years using a method that accelerates the recognition of expense. We recorded deferred stock-based compensation of $17.2 million in the quarter ended March 31, 2000. Our amortization of deferred stock-based compensation increased as a percentage of revenues and in absolute dollars from $51,000 to $3.5 million, or 6,671%, for the quarter ended March 31, 1999 to the same period in 2000. These increases are due to grants of options primarily to new employees. Based on the options granted through March 31, 2000, the amortization of deferred stock-based compensation over the options' vesting periods is estimated to be as follows (in thousands):

             YEAR ENDING DECEMBER 31,
             ------------------------
2000...............................................  $11,792
2001...............................................    5,390
2002...............................................    2,423
2003...............................................      716
2004...............................................        8
                                                     -------
                                                     $20,329
                                                     =======

     Net Interest Income (Expense). Our interest income increased as a percentage revenue and in absolute dollars from $3,000 to $89,000, for the quarter ended March 31, 1999 compared to the same period in 2000. This increase was due to our higher cash and cash equivalent balances during the quarter ended March 31, 2000. Our interest expense decreased as a percentage of revenue but increased in absolute dollars from $6,000 to $14,000 for the quarter ended March 31, 1999 to the same period in 2000. This increase was due to increased obligations under capital leases.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     Revenue. Our revenue increased 22% from $2.0 million in 1997 to $2.5 million in 1998 and then 234% to $8.3 million in 1999. These increases were primarily due to substantial increases in the average size of our engagements.

     Professional Services Expenses. Our professional services expenses increased 67% from $0.6 million in 1997 to $1.0 million in 1998 and then 370% to $4.9 million in 1999. The increases in our professional services expenses were primarily due to the larger number of billable professionals, increased non-billable expenses and the use of independent contractors and subcontractors on engagements. Our ending billable headcount increased 100% from 10 billable professionals at the end of 1997 to 20 billable professionals by the end of 1998 and then 240% to 68 billable professionals by the end of 1999. Professional services expenses as a percentage of revenue increased from 1997 to 1998 due primarily to increased employee expenses related to the greater number of billable professionals and increased non-billable expenses. Professional services expenses as a percentage of revenue increased from 1998 to 1999 due to increases in non-billable expenses, allocated indirect costs associated with billable professionals and increased use of subcontractors.

     Sales and Marketing Expenses. Our sales and marketing expenses increased 585% from $62,000 in 1997 to $0.4 million in 1998 and then 477% to $2.5 million in 1999. Sales and marketing expenses as a percentage of revenue increased throughout the period. The increased sales and marketing expenses were primarily due to increases in sales and marketing personnel, increases in commission and selling costs and execution of our initial corporate branding and advertising efforts. Our sales and marketing headcount increased 200% from two employees by the end of 1997 to six employees by the end of 1998 and then 17% to seven employees by the end of 1999.

     General and Administrative Expenses. Our general and administrative expenses increased 73% from $1.0 million in 1997 to $1.8 million in 1998 and then 248% to $6.2 million in 1999. General and administrative expenses as a percentage of revenue increased throughout the period. The increases in general and administrative expenses were primarily due to a larger number of senior management members and administrative staff in human resources and finance. We also incurred additional costs associated with the use of outside recruiting services, as well as increased costs for facilities and information technology infrastructure. Our ending general and administrative headcount increased 75% from four employees by the end of 1997 to seven employees by the end of 1998 and then 300% to 28 employees by the end of 1999.

     Deferred Stock-based Compensation. We recorded deferred stock-based compensation of $3,000 in 1997, $0.1 million in 1998 and $4.0 million in 1999. Amortization of deferred stock-based compensation totaled $1,000 in 1997, $67,000 in 1998 and $0.9 million in 1999. These increases are due to grants of options primarily to new employees.

     Net Interest Income (Expense). Our interest income increased from $8,000 during 1997 to $13,000 in 1998 due to interest earned on cash received from the Series C preferred stock financing. During 1999, interest income increased to $0.2 million due to interest earned on cash received from the Series D preferred stock financing. Interest expense increased from $14,000 in 1998 to $84,000 in 1999 due to additional capital leases entered into for financing of equipment purchases and amounts owed on our line of credit during the first six months of 1999.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth a summary of our unaudited consolidated quarterly financial information for the periods indicated. We derived the data from our unaudited interim consolidated financial statements and, in our opinion, included all adjustments necessary to fairly present the results of operations for the periods shown. These unaudited consolidated quarterly results should be read in conjunction with our consolidated financial statements and notes to those financial statements included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                 QUARTER ENDED
                                            --------------------------------------------------------
                                            MAR. 31,    JUNE 30,    SEP. 30,    DEC. 31,    MAR. 31,
                                              1999        1999        1999        1999        2000
                                            --------    --------    --------    --------    --------
                                                                 (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue...................................   $1,224      $1,664     $ 2,532     $ 2,905     $ 5,003
Operating expenses:
  Professional services...................      584       1,152       1,648       1,491       2,527
  Sales and marketing.....................      214         324         579       1,334       4,041
  General and administrative..............      500         957       1,894       2,799       4,386
  Amortization of deferred stock-based
     compensation.........................       51         104         163         564       3,453
                                             ------      ------     -------     -------     -------
Total operating expenses..................    1,349       2,537       4,284       6,188      14,407
                                             ------      ------     -------     -------     -------
Operating loss............................     (125)       (873)     (1,752)     (3,283)     (9,404)
Interest income (expense) net.............       (3)          2          10         135          75
Income tax (expense)......................       --          --          --          (1)         (1)
                                             ------      ------     -------     -------     -------
Net loss..................................   $ (128)     $ (871)    $(1,742)    $(3,149)    $(9,330)
                                             ======      ======     =======     =======     =======

                                                                    QUARTER ENDED
                                               --------------------------------------------------------
                                               MAR. 31,    JUNE 30,    SEP. 30,    DEC. 31,    MAR. 31,
                                                 1999        1999        1999        1999        2000
                                               --------    --------    --------    --------    --------
PERCENTAGE OF REVENUE
Revenue......................................    100%        100%        100%         100%        100%
Operating expenses:
  Professional services......................     48          69          65           51          51
  Sales and marketing........................     17          19          23           46          81
  General and administrative.................     41          58          75           96          88
  Amortization of deferred stock-based
     compensation............................      4           6           6           19          69
                                                 ---         ---         ---         ----        ----
Total operating expenses.....................    110         152         169          213         288
                                                 ---         ---         ---         ----        ----
Operating loss...............................    (10)        (52)        (69)        (113)       (188)
Interest income (expense), net...............     --          --          --            5           1
Income tax (expense).........................     --          --          --           --          --
                                                 ---         ---         ---         ----        ----
Net loss.....................................    (10)%       (52)%       (69)%       (108)%      (186)%
                                                 ===         ===         ===         ====        ====

     Revenue. Our revenue increased in each of the quarterly periods presented, primarily due to a substantial increase in the average size of our engagements.

     Professional Services Expenses. Professional services expenses for the quarters presented reflect the costs associated with the increased number of billable professionals and the use of subcontractors and independent contractors on some engagements. The decrease in professional services expenses in absolute dollars in the quarter ended December 31, 1999 resulted from lower expenses for subcontractors and independent contractors. For the quarters ended June 30 and September 30, 1999, professional services expenses increased as a percentage of revenue due primarily to the greater use of independent contractors and subcontractors on larger engagements.

     Sales and Marketing Expenses. Sales and marketing expenses increased in absolute dollars and as a percentage of revenue for each of the quarterly periods presented. The increase in the 1999 quarters reflects investments in sales and marketing personnel. For the quarter ended December 31, 1999, sales and marketing expenses increased as a percentage of revenue from 23% at the end of September 30, 1999 to 46%. This increase reflects higher commissions paid to sales personnel in the fourth quarter and, to a lesser extent, the execution of our initial branding and advertising efforts. Sales and marketing expenses for the quarter ended March 31, 2000 increased $2.7 million, or 203%, from the quarter ended December 31, 1999 and increased as a percentage of revenue from 46% to 81%. These increases resulted from $3.6 million spent on the continuation of our initial branding and advertising efforts, partially offset by lower sales commission payments.

     General and Administrative Expenses. General and administrative expenses increased in absolute dollars in each of the quarterly periods presented. The increases are due to the addition of personnel in knowledge management, human resources, recruiting, finance, technology and administration and to recruitment and relocation costs for some new employees. For the quarter ended March 31, 2000, general and administrative expenses decreased as a percentage of revenue from the prior quarter. This decrease reflects an increase in the allocation of indirect costs to professional services expenses.

     Deferred Stock-based Compensation. Amortization of deferred stock-based compensation increased in each of the quarterly periods presented. These increases are due to grants of options primarily to new employees.

     Net Interest Income (Expense). Our interest income increased for the quarterly periods ended March 31, 1999 through December 31, 1999 due to increased interest earned on cash received from the Series D preferred stock financing. Interest income decreased in the quarter ended March 31, 2000 compared with the quarter ended December 31, 1999 due to a reduction in cash and cash equivalents. Our interest expense increased in the quarter ended June 30, 1999 due to borrowings under our revolving line of credit.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations and capital expenditures primarily through the sale of preferred stock, capital leases and other debt financing. As of December 31, 1999, we had raised $15.7 million of capital from the sale of preferred stock. In addition, we raised approximately $30.0 million from the sale of preferred stock during April 2000. We had cash and cash equivalents of $7.6 million at December 31, 1999 and $5.7 million at March 31, 2000.

     We have a revolving line of credit that allows us to borrow the lesser of $1.3 million or 80% of eligible accounts receivable as defined by the line of credit agreement. The revolving line of credit has a sub-limit of $0.3 million for letters of credit. Borrowings under this revolving line of credit bear interest at the prime lending rate plus 0.5%, which was 9.5% at March 31, 2000. At March 31, 2000, there were no outstanding borrowings under this revolving line of credit. At March 31, 2000, we had a $1.7 million letter of credit outstanding related to a lease for office space. This letter of credit was supported by the $0.3 million sub-limit under the revolving line of credit and a certificate of deposit in the amount of $1.4 million. As a result, as of March 31, 2000, $1.0 million was available under the revolving line of credit.

     We have entered into several lease agreements to finance purchases of computer and communications equipment. In December 1999, we entered into a lease agreement under which we borrowed $0.3 million to finance the purchase of a new enterprise resource planning software package. As of March 31, 2000, we owed $0.6 million under these lease agreements.

     Net cash used in operating activities totaled $0.2 million in 1997, $0.8 million in 1998, $3.2 million in 1999 and $0.9 million in the quarter ended March 31, 2000. In 1997, net cash used in operating activities resulted from net income of $0.2 million, offset by increases in accounts receivable and unbilled revenue. In 1998, net cash used in operating activities resulted from a net loss of $0.7 million and increases in accounts receivable and prepaid expenses and other current assets offset by increases in deferred revenue. In 1999, net cash used in operating activities resulted from a net loss of $5.9 million and increases in accounts receivable and unbilled receivables partially offset by increases in deferred revenue and non-cash expenses. Non-cash expenses in this period consisted of amortization of deferred stock-based compensation and depreciation and amortization related to fixed assets. In the quarter ended March 31, 2000, net cash used in operating activities resulted from a net loss of $9.3 million and increases in accounts receivable partially offset by increases in accrued expenses and accrued compensation and non-cash expenses. Non-cash expenses in this period included amortization of deferred stock-based compensation of $3.5 million. We expect that accounts receivable will continue to increase to the extent our revenue continues to rise. Any such increase that occurs at a greater rate than increases in revenue is likely to have an adverse effect on net cash flows from operating activities.

     Cash used in our investing activities totaled $0.1 million in 1997, $52,000 in 1998, $2.2 million in 1999 and $1.2 million in the quarter ended March 31, 2000. These amounts were used for capital expenditures for computer equipment and software required by our increase in headcount.

     Net cash provided by our financing activities totaled $0.6 million in 1997, $1.1 million in 1998, $12.6 million in 1999 and $0.2 in the quarter ended March 31, 2000. Net cash provided by financing activities during 1997 resulted primarily from the issuance of preferred stock. Net cash provided by financing activities during 1998 resulted primarily from the issuance of preferred stock and borrowings on our line of credit. Net cash provided by financing activities during 1999 resulted primarily from the issuance of preferred stock, borrowings and receipt of amounts receivable from stockholders partially offset by principal payments on our line of credit. Additionally, at December 31, 1999, we had $1.4 million in restricted cash related to a deposit on a lease for office space. Net cash provided by financing activities in the quarter ended March 31, 2000 resulted primarily from exercises of common stock options.

     We believe that the net proceeds from the offering will be sufficient to fund our planned operations for the next twelve months. However, we may require significant additional funds for possible future acquisitions of businesses, products or technologies.

     Our ability to fund operations beyond twelve months will be dependent upon the success of our operations and our future prospects, which will affect our ability to raise debt or equity on commercially reasonable terms. If additional funds are required, we may raise such funds from time to time through public or private sales of equity or from borrowings. We currently have no plans for further equity offerings but may undertake such offerings depending upon our results of operations, capital requirements and the state of the economy and capital markets.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities, establishing accounting and reporting standards for derivative instruments and for hedging activities. The statement requires that derivatives be recognized on the balance sheet at fair value and specifies the accounting for changes in fair value. The Company must adopt SFAS No. 133 on January 1, 2001. We do not enter into derivatives transactions, and we anticipate that the adoption of the new statement will have no impact on our results of operations or financial position.

     In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which identifies four basic criteria that must be met before revenue can be recognized. These criteria are: (a) persuasive evidence that an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller's price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured. We have already adopted the bulletin, and our revenue recognition policies are in accordance with its provisions.

     In March 2000, the Emerging Issues Task Force issued EITF Abstract No. 00-2, Accounting for Web Site Development Costs, which addresses accounting for costs incurred to develop a Website. The abstract is effective for fiscal quarters beginning after June 30, 2000. We do not expect adoption of the abstract to have a significant impact on our results of operations or financial position.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not currently hold any derivative instruments and do not engage in hedging activities. We have a revolving line of credit with a variable interest rate. At March 31, 2000, there were no outstanding borrowings under the revolving line of credit. We have not entered into any transactions denominated in a foreign currency. Thus, our current exposure to interest rate and foreign exchange fluctuations is minimal.

YEAR 2000 COMPLIANCE DISCLOSURE

     We have not experienced any problems with our computer systems relating to recognizing date-related data arising from the use of two digits rather than four digits to define the years after the year 1999, which problems generally are referred to as year 2000 problems. We are also not aware of any material year 2000 problems with our clients and vendors. Accordingly, we do not anticipate incurring material expenses or experiencing any material disruptions as a result of any year 2000 problems.

                                    BUSINESS

OVERVIEW

     We provide eSelling solutions, which we define as Internet services that enable companies to sell more effectively. We bring together strategy, technology and program management services to provide eSelling solutions to our clients. These solutions focus on helping established and start-up companies combine their existing capabilities with Web-based and other evolving technologies to maximize revenues and gain a competitive advantage rather than merely reducing costs and automating business processes.

     We excel at understanding every point of contact between our client and their customers and employing technologies and processes to compel sales at each of those contact points. We set the overall eSelling strategy and build, test and deploy scalable, flexible eSelling solutions. We then work with our clients on an ongoing basis to evaluate the results and options for subsequent phases. We deliver our integrated strategy, technology implementation and program management services through our teams of multidisciplinary professionals. In addition, we have developed an ecosystem of relationships that enables us to provide our clients with leading expertise in all relevant areas necessary to develop, implement and maintain high-quality eSelling solutions as well as the flexibility to continually take advantage of the latest technologies.

     As of March 31, 2000, we had 84 billable professionals and had completed over 40 eSelling engagements. Some of our past and present clients include BlueLight.com, Elizabeth Arden, J.Crew and Kaplan. We have offices in San Francisco and New York and are establishing offices in Chicago and Germany.

INDUSTRY BACKGROUND

     Companies are increasingly launching e-businesses in response to the rapid growth in the commercial use of the Internet. To understand the Internet opportunity and launch e-businesses, many companies require the expertise of Internet services firms. IDC estimates that the worldwide market for Internet services will grow from $16.2 billion in 1999 to $99.1 billion in 2004.

     To date, e-businesses have focused on developing a Web presence and Web-enabling enterprise applications. As the number of e-businesses has grown, buyers have been empowered by increased variety in product and service offerings, greater access to information and real-time price and transaction capability. As buyers become empowered, companies have encountered increasing difficulty in differentiating their products and services and are looking for a competitive advantage to increase revenues and profitability. These companies are specifically focused on revenue growth and not merely cost reduction or business process optimization.

     This new stage of e-business also requires that companies select from an increasingly diverse set of business models, such as online exchanges, auctions and outsourcing. In addition, e-businesses must select from a greater variety of technologies, including e-business applications, operating systems and application service provider outsourcing services.

     A number of Internet services firms serve this market. However, we believe many of them focus primarily on reducing costs and optimizing business processes, including Web-enabling of enterprise resource planning and customer relationship management systems. In addition, we believe that few Internet services firms have the program management and technology expertise to deliver scalable, complex and flexible solutions that maximize revenues.

THE FORT POINT PARTNERS SOLUTION

     Our eSelling solutions are specifically designed to address this new stage of e-business. The key elements of our solution are:

     Focus on eSelling. Our solution is focused on eSelling. Our clients engage their customers at multiple points, including marketing, shopping, configuring, pricing, selling, supply and fulfillment, customer service and product returns. At each point, we employ technologies and processes to remove barriers to buying and to create additional revenue opportunities. These opportunities include: flexible pricing based on changing supply and demand; auctions and reverse auctions for excess inventory liquidation; custom order configuration; up-selling and cross-selling; and personalization.

     Deep Technology Expertise and Experience. Technical program managers, system architects and engineers comprise approximately 85% of our billable professionals. Our technology professionals have extensive expertise in systems architecture and Internet-based technologies, including wireless application protocol (WAP), Linux and Java-enabled applications as well as protocols such as XML, CORBA and EJB. We are also experienced in leading e-business, personalization and messaging applications and integrating them with existing computing environments. Our solutions typically involve high transaction rates and large volumes of data.

     Differentiated First-Stop Shop. Our clients engage us early in the strategic planning process to define and execute an eSelling solution. Our technology, strategy and project management skills allow us to assume responsibility for the entire eSelling solution. We refer to this approach as First-Stop Shop. We have established an ecosystem of relationships with creative design and marketing agencies, software vendors and application service providers that enables us to provide our clients with leading expertise in all relevant areas necessary to develop, implement and maintain high-quality eSelling solutions as well as the flexibility to continually take advantage of the latest technologies.

     Knowledge Merchandising for Speed of Execution. Knowledge merchandising is our approach to identifying, capturing and reusing valuable frameworks, tools and processes that we utilize to achieve rapid time to market when delivering our eSelling solutions. For example, by reusing previously developed tools, we were able to deploy a comprehensive eSelling solution for eve.com, that included a catalog and sophisticated back-end integration, in only two months. We have a team of technology professionals dedicated to continuously expanding and refining our existing knowledge base, which we have built over the course of three years and more than 40 completed eSelling engagements.

     Implementation Using Proprietary Fortified Process. Over more than three years, we developed our delivery model, the Fortified Process, to ensure rapid time to market of our eSelling solutions and the disciplined application of procedures that we believe produce high quality for every client engagement. The Fortified Process consists of three stages, EC Plan, EC Build and EC Grow, that enable us to develop, implement and enhance an eSelling solution. We designed and optimized the Fortified Process specifically for the Internet and eSelling, and it is constantly refined by a dedicated team of technology professionals. The Fortified Process also allows us to provide our services on a fixed-price, fixed-timeframe basis that focuses us and our clients on clearly defined deliverables and aligns our interests with those of our clients.

STRATEGY

     Our objective is to be the leading provider of eSelling solutions to companies that are engaged in e-business, including in both business-to-business and business-to-consumer selling environments. To accomplish this objective, we employ the following strategies:

     Developing New eSelling Solutions. We intend to continuously develop innovative eSelling solutions by working with our clients to maximize sales across all direct and indirect channels. For example, we recently developed a business intelligence system, which we call Selling Intelligence, that allows our clients to understand behavior across channels and to take actions that increase revenue from customers, partners and resellers. We also plan to work with our existing clients on expanding and refining their eSelling solutions. We believe that our innovation will allow us to win large-scale client engagements in the manufacturing, retail, financial services and telecommunications industries.

     Targeting Strategic eSelling Initiatives for Established Enterprises. As e-business becomes a critical strategic growth area for established companies, we are well-suited to help those companies use the Internet to leverage their substantial existing corporate advantages. Established companies have three distinct characteristics that are well-matched to our core skills: a requirement for a robust, well-designed architecture due to heavy Website traffic upon first launch; a desire for eSelling differentiation to retain leadership position; and a need for sophisticated program management due to the complexity of the engagement and significant organizational change and growth. We believe that this strategy will enable us to continue to win large-scale projects in the manufacturing, retail, financial services and telecommunications industries. These types of engagements will also increase our brand awareness.

     Cultivating our Culture. As we grow, we intend to continue to cultivate a distinct corporate culture in order to attract, develop and retain skilled, multidisciplinary professionals and to consistently deliver outstanding solutions across our growing base of professionals. We have developed a culture that emphasizes our commitment to: delivering real value to customers of our clients; demonstrating resilience and creativity in addressing challenges; developing successful relationships; and building a smart company through the structured sharing of innovation and process improvement. Our values are reinforced by our recruiting, orientation, training and evaluation of our employees. For example, every new employee participates in a three week eMersion program that not only exposes the employee to our culture and values, but engages the employee in case studies designed to reinforce our values and operational methodology.

     Building Long-term Relationships with Clients. Our culture and approach focus on developing long-term relationships with our clients. After the launch of an eSelling solution, we continue to work with our clients to evaluate their eSelling solutions in response to customer responses, our clients' and their customers' changing needs, technological innovation and business trends. We believe that this leads to additional business opportunities, large-scale client engagements and recurring revenue streams, which enhance our ability to predict revenue. In addition, by developing long-term client relationships, we are able to build a strong base of referenceable clients, which helps us win new eSelling engagements.

     Continuing to Leverage Relationships. We have established an ecosystem of relationships with creative design and marketing agencies, software vendors and application service providers in order to help provide our clients with high-quality eSelling solutions. In addition, these relationships provide us with access to the latest technologies, sales leads, co-marketing opportunities, channels of distribution, creative and enhanced solutions and new market opportunities. We intend to enhance our existing alliances and selectively expand our ecosystem to include additional companies that can offer us similar or better benefits.

     Fostering our Effective Selling Organization. We believe that an effective direct sales force is critical to scale our business, obtain large engagements and develop longer-term relationships. We also believe that an effective selling organization and culture will be a source of long-term competitive advantage. As of March 31, 2000, we had a sales and marketing team of 13 people and expect to expand it in the future.

     Expanding our Geographic Presence. We intend to establish a greater geographic presence throughout the United States and internationally in order to meet clients' eSelling needs. We believe significant revenue growth potential exists from expanding our geographic presence. We currently have offices in San Francisco and New York, and we are currently establishing offices in Chicago and Germany.

THE FORTIFIED PROCESS

     In order to predictably deliver high-quality eSelling solutions, we have spent more than three years developing and refining a disciplined methodology, which we call the Fortified Process. The Fortified Process is a critical component of our orientation and training programs for new and existing employees ensuring consistent delivery of high-quality eSelling solutions to our clients in a timely, cost-effective manner across our offices and client engagements. The proprietary tools and processes in our Fortified Process allow us to deliver our services on a fixed-price, fixed-timeframe basis.

     The Fortified Process consists of three phases: EC Plan; EC Build; and EC Grow.

     EC Plan. We begin our engagements by setting the overall goals of the eSelling solution driven by an analysis and understanding of our clients' target customers. Because an eSelling solution affects virtually the entire enterprise, the client team may include representatives from sales, operations, information technology, marketing and finance departments. Our proprietary tools and processes accelerate decisions among these constituents. We determine the current and potential customer base, as well as the tasks, internal impact, critical success factors and possible risk areas for the engagement. For each target customer, we seek to increase sales by understanding how:

     - the buyer finds products;

     - our client controls access to products;

     - the buyer orders products;

     - our client fulfills the order; and

     - the buyer's service needs are met.

     The output of EC Plan is a business and technical roadmap, called the Application Development Plan, that details all of the systems and processes to be built, identifies the parties responsible for each task and allows us to fix the price for EC Build. We also assist our client in selecting creative design and marketing agencies, software vendors and application service providers.

     EC Build. During EC Build, we build, test and deploy the eSelling solution designed in EC Plan. As the program manager, we are responsible for the delivery of the entire eSelling solution, including the management of our own team as well as those of our clients and third parties. We build the eSelling solution to allow for measurement of selling success and to enable continuous selling improvement.

     EC Grow. EC Grow is a strategic assessment and planning process that lays the groundwork for continued refinement of the eSelling solution. During this process, which begins during the deployment stage of EC Build, we work with our clients to evaluate the results to date and options for subsequent phases. EC Grow is particularly important given the dynamic and rapidly changing business environment facing most eSelling clients. EC Grow is designed to help the client follow a "launch and learn" approach to maximize performance and implement further improvements. As a result, we engage with the client at both the strategic and operational levels to lay the groundwork for the continued evolution of the eSelling solution.

OUR COMPETENCIES

     In the course of more than 40 client engagements, we have developed and refined the core areas of expertise that are required to provide eSelling solutions: strategy; project management; and technology.

     Strategy. Our strategy professionals work closely with our clients to plan their overall organizational design and business processes to meet the eSelling objective. During EC Plan, they analyze target customers and develop the specific strategies to be employed at the points of customer contact. These strategy professionals also are involved in building strategic client relationships by identifying additional opportunities for eSelling by our existing clients. These individuals bring management consulting experience or specific industry backgrounds to our clients.

     Program Management. Our program managers are involved in specifying the scope of the engagement, managing the work plan to fulfill the eSelling objective and building, testing and deploying the individual modules and applications that comprise the eSelling solution. The project managers focus on the overall delivery of the eSelling solution and seek to ensure that project milestones are met by our own project team, our client and any third parties. We actively manage any third parties that are involved in the project, including assisting our clients in structuring their contracts with third parties.

     Technology. Our technology professionals are specialists in designing and building large-scale enterprise solutions. Their primary responsibility is the selection of the technology appropriate to the eSelling objective that can be integrated well with existing systems and that can be managed easily by our clients. Our technology professionals have extensive expertise in systems architecture and Internet-based technologies, including wireless application protocol (WAP), Linux and Java-enabled applications as well as protocols such as XML, CORBA and EJB. We also are experienced in leading e-business, personalization and messaging applications and integrating them with existing computer environments.

CASE STUDIES

BLUELIGHT.COM       BlueLight.com, a joint venture between Kmart and Softbank, is targeting Kmart's customer base to become a leading e-business, offering free Internet access and online shopping.

Objective:          Establish a leading online shopping destination by building
                    Kmart's online brand and providing Kmart's customer base with a compelling shopping experience.

eSelling Solution:  We are BlueLight.com's leading partner in the overall strategy and execution of Kmart's next generation e-business site. In EC Plan, we focused on BlueLight.com's target customers to design a sophisticated eSelling solution in an environment with very high first day performance expectations, complex organizational issues and high brand risk. We are now delivering a wide range of enterprise technologies central to the development of BlueLight.com through a multi-phased approach. These EC Build phases will entail:

                    - creating an advanced eSelling site that will drive
                      additional revenue by featuring functional components such as: a dynamic promotion engine, sophisticated customer segmentation, personalized offers and email campaign management;

                    - building an infrastructure to support a high-volume
                      eSelling site that empowers BlueLight.com with the stability and flexibility needed to rapidly scale its operations over time;

                    - recommending, enlisting and managing the integration of
                      key partners required to create a unified eSelling experience to drive additional revenue; and

                    - providing the ability to cross-sell and up-sell.

J.CREW J.Crew is a leading apparel manufacturer and retailer, selling its products through its catalogs, retail stores and Website.

Objective:          Rebuild J.Crew's online systems architecture to handle a
                    large and growing volume of transactions to allow for maximum flexibility and increased selling effectiveness.

eSelling Solution:  We engaged with J.Crew on a multi-phase system rebuild.
                    Initially, we conducted a strategic evaluation of J.Crew's customer types and behaviors, with an analysis of the functionality and technology required to drive higher sales. Next, we worked with Sun Microsystems to build a robust, high-volume eSelling solution integrated with J.Crew's existing systems. Subsequently, we introduced the eSelling Intelligence infrastructure to continuously improve the selling performance of the site by:

                    - employing targeted promotion, cross-selling and
                      up-selling;

                    - providing customized cross-channel reporting, segmentation and analysis capabilities based upon buyer usage data; and

                    - incorporating advanced product search capabilities that
                      present buyers with products that they are more likely to buy and that J.Crew is eager to sell.

CLIENTS

     We work with companies in both the business-to-business and the business-to-consumer markets to develop and implement eSelling solutions. Since 1998, we have recognized revenue of at least $0.6 million in connection with engagements for:

BlueLight.com               IdeaForest.com              The North Face
Elizabeth Arden,            J.Crew                      Petstore.com
  a Unilever company        Kaplan                      Smith & Hawken
eve.com                     Lids                        Tavolo

SALES AND MARKETING

     We focus our sales and marketing efforts on large companies in the manufacturing, retail, financial services and telecommunications industries. We have a direct sales team that is currently organized by geographic market. Many of our sales leads are the result of referrals from members of our ecosystem of relationships or from past or existing clients. In addition, our senior consultants and members of our management frequently participate in establishing contacts with potential clients and securing client engagements.

     Our integrated effort to market our eSelling expertise includes: a brand advertising campaign in both print and broadcast media, public relations, strategic event participation and employee networking programs. In addition, we intend to continue to develop the Fort Point Partners brand by showcasing our thought leadership in eSelling through industry presentations and the preparation of written materials. As of March 31, 2000, our sales and marketing team consisted of 13 people.

CULTURE, RECRUITING AND TRAINING

     Attracting, training and retaining professionals are critical to our success. As a result, our people team is led by executive-level organization development experts, and we have made early, significant investments in our people programs.

     Culture. We place tremendous importance on culture, particularly on the core values that serve as the cornerstone of our culture. Our core values include commitments to:

     - delivering real value to customers of our clients, which we call Value;

     - being resilient, optimistic and creative to resolve difficult situations and ensure our clients' success, which we call Fortitude;

     - building relationships that make our employees, clients and third parties more successful, which we call Partnership; and

     - sharing innovations and process improvements to make Fort Point Partners more valuable, which we call Smart Company.

     We have also implemented people programs that reinforce our values at all levels in the organization. All recruits are evaluated based on whether they are likely to embrace our company values. Each new employee is introduced to our culture, core values and eSelling methodology through an intensive, three week orientation and training program, which we call eMersion. In addition, all employees are measured, rewarded and promoted based on their ability to demonstrate these core values. Finally, our advanced training programs, mentoring program and internal communications continuously act as further reinforcements of our core values and our culture.

     Recruiting. We have grown organically, which we believe has helped to maintain the high level of our execution quality and client and employee experiences. We have a dedicated recruiting team that ensures consistent hiring practices across offices. In addition, we recruit a majority of our new employees through an employee referral program. Services personnel are heavily involved in the process and lead the team responsible for converting candidates to full-time employees.

     Training. We have developed a series of programs that provide ongoing skill-building opportunities for new hires and current employees. Our new employees participate in the three week eMersion program that exposes new employees to our culture, values and eSelling principles and engages them in case-based learning. We also have a series of advanced training programs and weekly briefings that enable our people to continue improving their skills to meet new market opportunities, to keep up with technological advancements and to share lessons learned from their projects.

COMPETITION

     We compete against:

     - Internet Commerce Systems Integrators.  These firms offer
       Internet-related systems integration, which is the development of technology applications to meet Internet business needs. In addition, they may also provide a variety of additional services like branding, strategy consulting, application development and Web-hosting. Examples of these firms include Proxicom, Sapient, Scient and Viant.

     - Traditional Systems Integrators. These firms tend to be large companies with integration experience that pre-dates the Internet. Most have a background in large-scale technical implementations, such as enterprise resource planning implementation projects. Examples of these firms include Andersen Consulting, IBM Global Services and KPMG.

     Given the low barriers to entry, the size and fragmentation of the market and the rapidly changing landscape, a continued influx of new entrants is likely. In addition, some firms that might contract with us or one of our competitors may choose instead to rely on internal resources for their eSelling needs.

     We expect that we will continue to face intense competition for potential engagements. The principal factors on which we compete are:

     - reputation for designing and building effective e-business solutions;

     - the depth and breadth of strategic, project management and engineering expertise;

     - the ability to articulate a compelling e-business solution early in the process of bidding for engagements;

     - speed of delivery of high quality e-business solutions;

     - price; and

     - the ability to stay current with technological changes.

We believe that we compete successfully overall with respect to these competitive factors.

EMPLOYEES

     We have grown organically from 34 employees at the end of 1998, to 110 at the end of 1999 and to 177 as of March 31, 2000. Our employees are not represented by any union and are retained on an at-will basis. We consider our relations with our employees to be satisfactory.

PROPRIETARY RIGHTS

     We have developed detailed frameworks, tools, processes, methodologies, software code and other technologies that are used internally and in client engagements. We seek to protect our proprietary rights and our other intellectual property through a combination of copyrights, trademarks and trade secret protection, as well as through contractual protections such as employee and consultant invention assignment agreements and nondisclosure agreements. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

     In addition, our business involves, in part, the development of software applications for our clients. Ownership of such software is often a subject of negotiation and is sometimes assigned to the client. When the rights are assigned to the client, we may retain a license for specific uses. Issues relating to the ownership of and rights to use software applications and frameworks can be complicated, and there can be no assurance that disputes will not arise with our clients that affect our ability to resell or reuse such applications and frameworks or our client relationships.

FACILITIES

     Our corporate headquarters are located in San Francisco, California and consist of approximately 28,000 square feet of office space. We have leased this space through October 2007. We also lease office space under two leases in New York, New York, consisting of approximately 22,000 square feet of office space. Both of the New York office leases expire in April 2009. We anticipate that we will enter into additional leases for office space in order to expand our geographical presence in the U.S. and internationally, including in Chicago, Illinois and Germany where we are currently in the process of obtaining office space. We believe that additional office space will be available on commercially reasonable terms.

LEGAL PROCEEDINGS

     From time to time, we may become involved in litigation arising from our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The names, ages and positions of our current executive officers, directors and key employees are as follows:

NAME                                        AGE                     POSITION
----                                        ---                     --------
James T. Roche............................  34     Co-Chief Executive Officer, Co-President
                                                   and Director
Matthew J.N.C. Roche......................  32     Co-Chief Executive Officer, Co-President
                                                   and Chairman of the Board
Kelyn J. Brannon..........................  41     Chief Financial Officer
Barbara J. Beasley........................  42     Executive Vice President of People
Jeffrey J. Held...........................  46     Chief Technology Officer
Michael P. Kelleher.......................  40     Vice President of Sales
Kathleen Kusek............................  35     Vice President of Marketing
David Karas...............................  40     Vice President, General Counsel and
                                                   Secretary
Robert Schmults...........................  31     Vice President of Strategy
Scott Gilbertson..........................  31     Director
Richard Kashnow(1)(2).....................  58     Director
N. D'Arcy Roche...........................  62     Director
David Sanderson...........................  39     Director
Edward Scott(1)(2)........................  37     Director

---------------
(1) Member of the audit committee.

(2) Member of the compensation committee.

     James T. Roche is one of our co-founders and has served as our Co-Chief Executive Officer, Co-President and Director since our inception. Prior to founding Fort Point Partners, Mr. Roche established Webfactory, Inc., a computer hardware and software sales services company and subsidiary of AGI Corp., where he served as General Manager from October 1995 to November 1996. Prior to establishing Webfactory, Inc., Mr. Roche worked at Silicon Graphics and KPMG. Mr. Roche studied architecture at Yale University. Mr. Roche is the son of N. D'Arcy Roche and the brother of Matthew J.N.C. Roche.

     Matthew J.N.C. Roche is one of our co-founders and has served as our Co-Chief Executive Officer and Co-President since our inception. Mr. Roche also serves as the Chairman of the Board. Mr. Roche established Webfactory/Data, a division of Webfactory, Inc., and, from October 1995 until December 1996, served as its General Manager. Mr. Roche served as Product Manager of ParcPlace Systems, Inc., a software company, from October 1994 to October 1995. Mr. Roche also worked for Andersen Consulting from April 1992 until October 1994. Mr. Roche holds a B.A. in English from Yale University. Mr. Roche is the son of N. D'Arcy Roche and the brother of James T. Roche.

     Kelyn J. Brannon has served as our Chief Financial Officer since December 1999. From October 1998 until December 1999, Ms. Brannon served as the Vice President of Finance and Chief Accounting Officer of Amazon.com, Inc., an Internet retailer, and as Chief Financial Officer of Amazon.com International. Prior to joining Amazon.com, from October 1994 until October 1998, Ms. Brannon served in various capacities at Sun Microsystems, Inc., a provider of computer networking hardware, software and services, including as the Director of Finance, Worldwide Field Organization in its Computer Systems Division. Prior to working at Sun Microsystems, Ms. Brannon served with Ernst & Young LLP, an accounting firm, where she last served as Senior Manager. Ms. Brannon holds a B.A. in political science from Murray State University in Kentucky.

     Barbara J. Beasley is our Executive Vice President of People and has served in that capacity since June 1999. From 1988 to May 1999, Ms. Beasley worked at Andersen Consulting, a management consulting firm, in various capacities, last serving as Associate Partner. Ms. Beasley holds a M.B.A. with a focus on organizational development from the University of Southern California and a B.A. in psychology and human biology from Stanford University.

     Jeffrey J. Held is our Chief Technology Officer. From 1988 until March 2000, Mr. Held was a partner with Ernst & Young Consulting. During the period from July 1998 to March 2000, he also served as the Chief Technology Officer for the Ernst & Young's Americas Critical Technologies Unit and previously served as a director of Ernst & Young's Center for Technology Enablement. Mr. Held holds a M.S. and a B.S. in electrical engineering from the Massachusetts Institute of Technology.

     Michael P. Kelleher has served as our Vice President of Sales since January 2000. From January 1997 until January 2000, Mr. Kelleher served in the Sales Management Division of IBM/Tivoli Systems, a systems management software company. From January 1984 until December 1996, Mr. Kelleher served in the Sales Management Division of Storage Technology, a company specializing in large data storage. Mr. Kelleher holds a B.S. in business administration from the University of Connecticut.

     Kathleen Kusek has served as our Vice President of Marketing since November 1999. From April 1996 until November 1999, Ms. Kusek served as Director of New Business at DDB Worldwide, a branding company. From September 1994 until April 1996, Ms. Kusek served as an Account Supervisor at Foote, Cone & Belding, an advertising company. Ms. Kusek holds a M.S. in journalism from Northwestern University and a B.S. in finance from the University of Illinois.

     David Karas joined us in February 2000 and serves as our Vice President, General Counsel and Secretary. Beginning in 1994, Mr. Karas held various positions at Sun Microsystems, Inc. where he last served as Director and General Counsel for the Professional Services business from September 1998 to February 2000. During his time at Sun Microsystems, he also was an Internal Audit Manager conducting internal business process reviews, and Assistant General Counsel with the SunService Division. He has also served as counsel with Citibank, N.A. and Computerland Corporation. Mr. Karas holds a M.B.A. and a J.D. from Pace University and a B.A. in economics from the University of Connecticut.

     Robert Schmults is our Vice President of Strategy. Mr. Schmults joined us in October 1999. From May 1997 until October 1999, Mr. Schmults worked with McKinsey & Co., a management consulting company, where he advised companies on e-commerce strategy. From October 1994 until January 1997, Mr. Schmults was the Director of Marketing at Worlds, Inc., an Internet software company. Mr. Schmults holds a Masters degree in international relations from Cambridge University, a M.B.A. from Harvard University and a B.A. in history from Yale University.

     Richard Kashnow has served as a member of our board of directors since August 1998. Since August 1999, Mr. Kashnow has served as President of Tyco Ventures, a venture capital unit of Tyco International, a diversified manufacturing and services company. From September 1995 until August 1999, Mr. Kashnow served as the Chairman, Chief Executive Officer and President of Raychem Corporation, an electrical and electronic components manufacturing company. From 1991 until 1995, Mr. Kashnow served as the President of Schuller International, a subsidiary of Manville Corporation, a building products company. Mr. Kashnow also serves on the board of directors of Applied Power, Inc., a manufacturer of electronic and industrial products. Mr. Kashnow holds a B.S. in physics from Worcester Polytechnic Institute and a Ph.D. in physics from Tufts University.

     Scott Gilbertson has served as a member of our board of directors since May 1999. From October 1998 until March 2000, Mr. Gilbertson held various positions at J.Crew Group, Inc., a clothing retailer, ultimately serving as its President, eCommerce. Mr. Gilbertson helped found eVolution Global Partners, an investment firm, in April 2000. From February 1998 until October 1998, Mr. Gilbertson served as an Associate at Texas Pacific Group, an investment firm. From June 1991 until February 1998,

Mr. Gilbertson held various positions at Boston Consulting Group, a strategy and management consulting firm. Mr. Gilbertson holds a B.A. in economics from Claremont McKenna College and a M.B.A. from Northwestern University.

     N. D'Arcy Roche has served as a member of our board of directors since December 1996. Since February 2000, Mr. Roche has served as the President and Chief Executive Officer of Mplus3, a start-up Internet audio device manufacturer. From January 1999 until January 2000, Mr. Roche provided consulting services to start-up telecommunications carriers and carrier equipment manufacturers. From 1995 until December 1998, Mr. Roche was Vice President with, and managed the global premises equipment and services business unit of, AMP, an electronic parts company owned by Tyco International Ltd. Mr. Roche holds a B.A. in English from Columbia University. Mr. Roche is the father of James T. and Matthew J.N.C. Roche.

     David Sanderson has served as a member of our board of directors since August 1998. Since 1990, Mr. Sanderson has served as a Vice President at Bain & Company, a management consulting company. Mr. Sanderson also helped found eVolution Global Partners, an investment firm, in April 2000 and serves on the board of directors of IdeaForest.com, an arts and crafts e-business. Mr. Sanderson holds a B.S. in math from the University of Massachusetts, Amherst, a M.S. in computer science from Syracuse University and a M.B.A. from Stanford University.

     Edward Scott has served as a member of our board of directors since June 1999. Mr. Scott is a founder and General Partner of the Baker Communications Fund, L.P., a private equity fund that invests exclusively in communications, services and applications companies. From December 1990 until March 1996, Mr. Scott worked at the Apollo Investment Fund, L.P. Mr. Scott is a member of the board of directors of Akamai Technologies, Inc., Advanced Switching Communications, Inc., Broadview Networks Holdings, Inc., InterXion Holding, N.V., Acuent Inc. and Style365.com. Mr. Scott holds a B.A. in history from Columbia University and a M.B.A. from Harvard University.

BOARD OF DIRECTORS AND COMMITTEES

     Our board of directors currently consists of seven directors. It has two committees: an audit committee and a compensation committee. Our bylaws divide our board of directors into three classes, as nearly equal in size as possible, serving staggered three-year terms.

     Audit Committee.  Messrs. Kashnow, Scott and             currently serve on
our audit committee. Our audit committee reviews our audited consolidated financial statements and accounting practices, recommends independent auditors and approves the fee arrangements with the independent auditors.

     Compensation Committee. Messrs. Kashnow and Scott serve on our compensation committee. The compensation committee determines salaries and incentive compensation of our executive officers and recommends salaries and incentive compensation of our other employees and consultants. In addition, the compensation committee administers our stock option plan and other benefit plans.

DIRECTOR COMPENSATION

     We do not currently provide our directors with cash compensation for their services as directors, although we do reimburse directors for reasonable expenses in connection with their participation in board and committee meetings.

     On May 18, 1998, we granted options to purchase 20,000 shares of common stock to each of N. D'Arcy Roche and Messrs. Sanderson and Kashnow under our 1996 Stock Option/Stock Issuance Plan at an exercise price of $0.05 per share. On January 20, 1999, we granted options to purchase 40,000 shares of common stock to each of N. D'Arcy Roche and Messrs. Kashnow and Sanderson at an exercise price of $0.11. On May 27, 1999, we granted options to purchase 40,000 shares of common stock to Mr. Gilbertson at an exercise price of $0.11. Each of these options was immediately exercisable, but was subject to a right of repurchase until vested over a four year vesting period. The options have a ten year term.

     On April 18, 2000, the board of directors resolved that any non-employee director who joins the board after that date will be granted options to purchase 20,000 shares of common stock. The options will vest quarterly over three years and have a term of ten years. The exercise price will be set at the fair market value of the common stock at the time of grant. Each director will receive a new option grant after the current option vests in full, on the same terms and conditions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our compensation committee has not yet held a meeting. Consequently, all compensation decisions have been made by the entire board of directors. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form information concerning the compensation paid by us in 1999 to our Chief Executive Officers. These individuals are referred to as the named executive officers in this prospectus. No other executive officers earned more than $100,000 in 1999.

SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                           ANNUAL COMPENSATION    -----------------
                                                           -------------------    SHARES UNDERLYING
NAME AND PRINCIPAL POSITION                                 SALARY      BONUS        OPTIONS(1)
---------------------------                                ---------    ------    -----------------
James T. Roche...........................................  $144,583      --            40,000
  Co-Chief Executive Officer and Co-President
Matthew J.N.C. Roche.....................................  $144,583      --            40,000
  Co-Chief Executive Officer and Co-President

---------------
(1) As adjusted to reflect the 4-for-1 split of our common stock effected on November 22, 1999.

     Barbara J. Beasley, our Executive Vice President of People, was compensated at an annual rate of $175,000 in 1999. Kelyn J. Brannon, our Chief Financial Officer, was compensated at an annual rate of $200,000 in 1999. Kathleen Kusek, our Vice President of Marketing, was compensated at an annual rate of $150,000 in 1999.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth, as to the named executive officers, information concerning stock options granted in 1999.

     The information regarding stock options granted to named executive officers as a percentage of total options granted to employees in the fiscal year, as disclosed in the table is based upon options to purchase an aggregate of 3,680,200 shares of common stock that were granted to all employees and directors as a group, including the named executive officers, in 1999.

INDIVIDUAL GRANTS

                                                                                                POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                                       PERCENTAGE OF                               ANNUAL RATES OF
                                          NUMBER OF        TOTAL                                     STOCK PRICE
                                            SHARES        OPTIONS                                 APPRECIATION FOR
                                          UNDERLYING    GRANTED TO     EXERCISE                      OPTION TERM
                                           OPTIONS     EMPLOYEES IN      PRICE     EXPIRATION   ---------------------
NAME                                      GRANTED(1)       1999        ($/SHARE)      DATE         5%          10%
----                                      ----------   -------------   ---------   ----------   ---------   ---------
James T. Roche..........................    40,000         1.09%         $.11        1/20/04
Matthew J.N.C. Roche....................    40,000         1.09%         $.11        1/20/04

---------------
(1) As adjusted to reflect the 4-for-1 split of our common stock effected on November 22, 1999.

     The potential realizable value at assumed 5% and 10% annual rates of stock appreciation are based upon an assumed initial public offering price of
$          per share over the five-year term, compounded annually and subtracting from that result the total option exercise price. These rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future stock prices. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

     Our incentive stock options are immediately exercisable. However, we have a right to repurchase all unvested shares of common stock issued upon exercise of incentive stock options if executive officers are terminated for any reason. All incentive stock options vest as to 25% of the shares one year from the vesting commencement date with the remainder of the shares vesting at the rate of 1/48 of the shares at the end of each month thereafter, subject to continued service as an employee or consultant. The repurchase right must be exercised by us within 60 days of termination of the executive officer and lapses on the same terms as the option vesting period discussed above.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The table below sets forth information with respect to the ownership and value of options held by the named executive officers as of December 31, 1999. No options were exercised by our named executive officers during the fiscal year ended December 31, 1999. Options described below as exercisable are those that have vested and are no longer subject to the right of repurchase. Options described below as unexercisable remain subject to the right of repurchase. The value of unexercised in-the-money options was calculated by determining the
difference between $          (the assumed initial public offering price) and
the exercise price of the option.

                                                                                 VALUE OF UNEXERCISED
                                                NUMBER OF UNEXERCISED            IN-THE-MONEY OPTIONS
                                              OPTIONS AT FISCAL YEAR-END          AT FISCAL YEAR-END
                                             ----------------------------    ----------------------------
NAME                                         EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                         -----------    -------------    -----------    -------------
James T. Roche.............................    160,000         200,000
Matthew J.N.C. Roche.......................    160,000         200,000            $               $

CHANGE OF CONTROL AND SEVERANCE ARRANGEMENTS; OFFER LETTERS

     All of our employees are at-will employees, which means that either we or our employee may terminate the employment relationship at any time for any reason.

     On November 30, 1999, our board of directors amended James T. Roche's options to include immediate vesting in certain circumstances and agreed to provide severance payments to Mr. Roche. If we (1) terminate Mr. Roche, (2) change the executive team such that Mr. Roche is no longer a member or (3) are involved in a corporate transaction, as defined in the 1996 Stock Option/Stock Issuance Plan, and subsequent to that corporate transaction, Mr. Roche is terminated by us or resigns, then, we shall be required to provide Mr. Roche, as applicable, with the following: (1) severance payments equivalent to six months worth of his highest monthly salary payments, and (2) all of the stock options which have been granted to him, and any restricted shares subject to vesting held by him shall immediately vest in full.

     On November 30, 1999, our board of directors amended Matthew J.N.C. Roche's options to include immediate vesting in certain circumstances and agreed to provide severance payments to Mr. Roche. If we (1) terminate Mr. Roche, (2) change the executive team such that Mr. Roche is no longer a member or (3) are involved in a corporate transaction, as defined in the 1996 Stock Option/Stock Issuance Plan, and subsequent to that corporate transaction, Mr. Roche is terminated by us or resigns, then we shall be required to provide Mr. Roche, as applicable, with the following: (1) severance payments equivalent to six months worth of his highest monthly salary payments, and (2) all of the stock options which have been granted to him, and any restricted shares subject to vesting held by him, shall immediately vest in full.

     We entered into an employment offer letter on December 13, 1999 with Kelyn
J. Brannon, our Chief Financial Officer. This letter established Ms. Brannon's initial annual salary at $200,000 and provided for reimbursement of her relocation expenses up to $100,000. In connection with Ms. Brannon's offer letter, on January 26, 2000, the board of directors granted to Ms. Brannon an option to purchase 300,000 shares of common stock. The offer letter also provided that the board of directors would grant additional options to purchase 100,000 shares of common stock upon successful completion of this offering. Ms. Brannon's options will vest in full if we are acquired, and as a result of that acquisition, she is subsequently terminated without cause from her position or we are not able to offer her a position that is equal to or better than the Chief Financial Officer position. "Acquired" is defined to mean either (1) merged with a third party or (2) more than 50% of the total combined voting power of our outstanding securities are transferred to a third party, different from the third parties holding those securities immediately prior to such transaction. "Cause" means the commission of any act of fraud, embezzlement or dishonesty, conviction of a felony under the laws of the United States or any state thereof, gross misconduct, continued failure to perform assigned duties for 30 days after receiving written notification from our board of directors, any unauthorized use of disclosure of our confidential information or trade secrets, or any other intentional misconduct that adversely affects our business or affairs in a material manner.

     We entered into an employment offer letter on May 12, 1999 with Barbara J. Beasley, our Executive Vice President of People. This letter established Ms. Beasley's initial annual salary at $175,000. In connection with Ms. Beasley's offer letter, the board of directors granted to Ms. Beasley an option to purchase 200,000 shares of common stock on August 26, 1999. The offer letter provided that the board of directors would grant Ms. Beasley options to purchase an additional 200,000 shares of common stock upon her attainment of mutually agreed upon hiring criteria. The board of directors granted Ms. Beasley the additional options to purchase 200,000 shares of common stock in February 2000. Ms. Beasley's options will vest in full upon a change of control, as defined above in the description of Ms. Brannon's offer letter.

     We entered into an employment offer letter on December 20, 1999 with Michael P. Kelleher, our Vice President of Sales. This letter established Mr. Kelleher's initial annual salary at $175,000 and provided for reimbursement of apartment rental costs of up to $2,500 per month for up to six months. In addition, the offer letter provided for payment of round trip airfare between San Francisco and Los Angeles once a week through the end of June 2000 and reimbursement of his relocation expenses up to $15,000. In connection with Mr. Kelleher's offer letter, the board of directors granted to Mr. Kelleher an option to purchase 100,000 shares of common stock on January 26, 2000. Mr. Kelleher's options will vest in full upon a change of control, as defined above in the description of Ms. Brannon's offer letter.

     We entered into an employment offer letter on January 24, 2000 with David Karas, our Vice President, General Counsel and Secretary. This letter established Mr. Karas' initial annual salary at $175,000 with a $10,000 signing bonus. In connection with Mr. Karas' offer letter, the board of directors granted to Mr. Karas an option to purchase 100,000 shares of common stock on February 22, 2000. The offer letter also provided that the board of directors would grant additional options to purchase 25,000 shares of common stock upon attainment of criteria to be agreed upon by us and Mr. Karas. The criteria have been determined and relate to required efforts to complete this offering and the Series E preferred stock offering. Mr. Karas' options will vest in full upon a change of control, as defined above in the description of Ms. Brannon's offer letter.

EMPLOYEE BENEFITS PLANS

     1996 Stock Option/Stock Issuance Plan. In December 1996, our board of directors adopted the 1996 Stock Option/Stock Issuance Plan, which will terminate no later than December 31, 2006. As of March 31, 2000, 3,754,350 shares of common stock were reserved for issuance under this plan. Of these shares, 1,396,244 shares were subject to outstanding options at a weighted average price of $0.18 per share and 2,358,106 were available for future grants.

     Options have been granted by the board of directors so that they vest over a four-year period from the date of grant, with 25% vesting one year from the date of grant and the remaining options vesting on a pro rata basis over the next 36 months. Options generally expire 10 years from the date of grant and within some period after termination of employment, depending on the cause of the termination. All canceled or expired options become available for future grants. Plan participants may exercise options prior to vesting, although shares issued upon the exercise of unvested options are subject to repurchase by us at the original exercise price. The repurchase right expires on the same basis as the vesting of the original stock option.

     The plan authorizes the board of directors to grant incentive stock options, as defined by the Internal Revenue Code of 1986, as amended, and nonstatutory stock options. Upon the exercise of a vested nonstatutory stock option, we generally are required to report the difference between the exercise price and the fair value of the common stock on the date of exercise to the employee and the Internal Revenue Service as compensation income and to withhold income and payroll taxes on that compensation. The exercise of a vested incentive stock option generally does not give rise to compensation income to the employee for regular tax purposes, and we are not required to withhold income and payroll taxes. However, the exercise of a vested incentive stock option will result in alternative minimum taxable income to the extent the value of shares on the exercise date exceeds the exercise price. If a participant exercises an option prior to vesting and makes a special election, the exercise results in consequences similar to those described above for vested options, except that the value of the shares used to determine the employee's income and our withholding obligation are determined without regard to our repurchase right, and the participant will not receive a deduction for any income recognized as a result of the election if the shares are later repurchased by us at the original exercise price. If the special election is not made, the tax consequences of exercise generally are determined at the time that our repurchase right expires.

     Incentive stock options may be granted only to our employees and those of our subsidiary. Nonstatutory stock options may be granted to employees, employee and non-employee directors and consultants. In accordance with the plan, the exercise price of options granted cannot be less than 100% of the fair value of the common stock on the date of grant for incentive stock options and cannot be less than 85% of the fair value of the common stock for nonstatutory options. In addition, under the Internal Revenue Code, the exercise price of an incentive stock option generally may not be less than 100% of the fair market value of the underlying stock on the date of grant, although a failure in an attempt, made in good faith, to comply with this requirement will not disqualify the treatment of an option as an incentive stock option. In addition, to the extent the fair market value of stock with respect to which options, that otherwise would be incentive stock options, first become exercisable in a single year exceeds $100,000, options relating to the excess over $100,000 generally will be treated as nonstatutory stock options. We are required to withhold taxes with respect to the exercise of an option that is intended to be, but does not actually qualify as, an incentive stock option, and would be liable for all taxes that we are required to but do not withhold, and could also be liable for interest and penalties relating to those taxes.

     Shares subject to each outstanding option will automatically vest in full and outstanding repurchase rights will automatically terminate at the time of a corporate transaction. A corporate transaction is either (1) a merger or consolidation in which more than 50% of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or (2) the sale, transfer or other disposition of all or substantially all of our assets in a complete liquidation or dissolution. However, the outstanding options will not vest on such an accelerated basis if (1) such outstanding options and the repurchase rights are assumed by the successor corporation; (2) such options are replaced with a cash incentive program or (3) the acceleration of such option is subject to other limitations imposed by the administrator at the time of the option grant.

     Options granted under the plan are not transferable by the optionee other than by will or by the laws of descent and distribution. Each option is exercisable during the lifetime of the optionee only by such optionee. Unless the administrator determines otherwise, options granted under this plan must be exercised within three months of the optionee's separation of service from us, or within twelve months after such optionee's termination by death or disability, but in no event no later than the expiration of the option's term.

     The plan also authorizes the board of directors to issue shares for cash or past services. The purchase price per share cannot be lower than 85% of the fair market value of the common stock on the issue date. Shares may be fully and immediately vested upon issuance or may vest on a schedule imposed by the administrator, but such vesting schedule may not be more restrictive than 20% per year vesting, with initial vesting to occur not later than one year after the issuance date. Upon the occurrence of a corporate transaction, all outstanding repurchase rights will terminate automatically, and the shares of common stock subject to those terminated rights will immediately vest in full unless (1) the repurchase rights are assigned to the successor corporation or
(2) such accelerated vesting is precluded by other limitations imposed by the administrator at the time the repurchase right is issued.

     Our board of directors may not amend or modify this plan if the amendment or modification would impair any outstanding rights and obligations with respect to options or unvested stock issuances unless we first obtain the prior consent of all option holders or recipients of stock issuances who would be adversely affected.

     401(k) Plan. We sponsor a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. Under the plan, all employees who are at least 18 years old are generally eligible to participate and may enter the plan as of the first day of each calendar quarter. Participants may elect to make pre-tax contributions up to 15% of their current compensation to the 401(k) plan, subject to the statutorily prescribed annual limit. Participants are fully vested in their contributions and the investment earnings. The plan permits us to make discretionary matching contributions, which are subject to a vesting schedule. To date, we have not made matching contributions under the plan.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATION ON LIABILITY

     Our certificate of incorporation that will be effective upon completion of the offering limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, expect liability for:

     - breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     Such limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws that will be effective upon completion of the offering provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit such indemnification. We currently maintain liability insurance for our directors.

     In addition to the indemnification provided for in our bylaws, we have entered into indemnification agreements with each of our non-employee directors. These agreements, among other things, provide for indemnification for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by the indemnified party in any action or proceeding, including any action by or in our right arising out of the indemnified party's services as a director officer, employee, or agent of us or any of our subsidiaries. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     The following is a description of transactions since our inception in October 1996 to which we have been a party, in which the amount involved in the transaction exceeded $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements that are otherwise required to be described under "Management."

ISSUANCE OF COMMON STOCK

     In December 1996, we issued 2,080,000 shares of our common stock to James
T. Roche and 2,080,000 shares of common stock to Matthew J.N.C. Roche for $.00025 per share. The number of shares issued and the price per share in the immediately preceding sentence have been adjusted to reflect a 4-for-1 split of our common stock effected on November 22, 1999.

ISSUANCES OF PREFERRED STOCK

     In April 1997, we sold an aggregate of 1,300,000 shares of our Series A preferred stock at a purchase price of $.25 per share. In May 1997, we sold an aggregate of 500,000 shares of our Series B preferred stock at a purchase price of $.50 per share. In August 1998, we sold an aggregate of 787,236 shares of our Series C preferred stock at purchase price of $1.0975 per share. From June 1999 to August 1999, we sold an aggregate of 6,511,500 shares of our Series D preferred stock at a purchase price of $2.2025 per share. In April 2000, we sold an aggregate of 3,426,411 shares of our Series E preferred stock at a purchase price of $8.755 per share. With respect to the issuances of Series A, B, C and D preferred stock, the number of shares issued and the price per share in this paragraph have been adjusted to reflect a 4-for-1 split of our common stock effected on November 22, 1999.

     The following table summarizes, as of April 26, 2000, private placement transactions of our preferred stock to, among others, the following directors, executive officers, holders of more than 5% of our outstanding stock and members of the immediate families of our directors, executive officers and holders of more than 5% of our outstanding stock. You should refer to "Principal Stockholders" for more detail on shares of our common stock held by these purchasers and their affiliations with our directors and officers.

                                                                 PREFERRED STOCK(1)
                                               ------------------------------------------------------
STOCKHOLDER                                    SERIES A   SERIES B   SERIES C   SERIES D    SERIES E
-----------                                    --------   --------   --------   ---------   ---------
DIRECTORS, EXECUTIVE OFFICERS AND IMMEDIATE
  FAMILY
  MEMBERS
N. D'Arcy and Marilyn Roche..................  200,000               176,320      150,548      11,422
Stephan Roche(2).............................                         22,780        9,112       2,284
Richard Kashnow..............................                         45,560                    6,625
SF Partners XIV(3)...........................                        296,128       96,252      37,032
Peggy Dunne(4)...............................                                                  13,364
Dunbar Hoskins(5)............................                                                   5,711
5% STOCKHOLDERS
Baker Communications Fund, L.P.(6)...........                                   3,859,252     659,167
Entities Affiliated with Accel Partners(7)...                                   1,816,120     114,221
Entities Affiliated with Meritech Capital
  Partners(8)................................                                               2,284,409
Carruthers Family LLC........................  800,000               200,000      400,056

---------------
(1) As adjusted to reflect the 4-for-1 split of our common stock effected on November 22, 1999.

(2) Stephan Roche is brother to each of James T. Roche and Matthew J.N.C. Roche, our Co-Chief Executive Officers and Co-Presidents, and son to N. D'Arcy Roche, a member of our board of directors.

(3) David Sanderson is a Managing Partner in SF Partners XIV, and he serves on our board of directors.

(4) Peggy Dunne is the mother-in-law of Matthew J.N.C. Roche.

(5) Dunbar Hoskins is the father-in-law of James T. Roche.

(6) Edward Scott, a member of our board of directors, is a General Partner of Baker Communications Fund, L.P.

(7) Accel VII L.P. purchased 1,367,536 Series D preferred shares, Accel Internet Fund III L.P. purchased 285,132 Series D preferred shares and Accel Investors '99 L.P. purchased 163,452 Series D preferred shares (as adjusted to reflect the 4-for-1 split of our common stock effected on November 22,
    1999).

(8) Meritech Capital Partners L.P. purchased 2,247,858 shares of Series E preferred stock, and Meritech Capital Affiliates L.P. purchased 36,551 shares of Series E preferred stock.

LOANS TO EXECUTIVE OFFICERS

     In February 2000, Kelyn J. Brannon, our Chief Financial Officer, entered into a full-recourse promissory note for $66,000 in our favor as consideration for her exercise of options to purchase 300,000 shares of our common stock. In February 2000, Barbara J. Beasley, our Executive Vice President of People, entered into a full-recourse promissory note for $88,000 in our favor as consideration for her exercise of options to purchase 400,000 shares of our common stock. The shares received upon the exercise of those options remain subject to the right of repurchase as described in "Management -- Option Grants in Last Fiscal Year."

     Each promissory note bears interest at the lower of the prime rate as announced from time to time by Bank of America, or the maximum rate of interest permitted by law. The principal on each promissory note is due on or before the earlier of: (1) February 2003; (2) the termination of such person's employment; or (3) the sale by such person of shares of common stock received upon the option exercise.

REORGANIZATION OF FORT POINT PARTNERS

     Prior to the consummation of this offering, we reorganized Fort Point Partners from a California corporation into a Delaware corporation. We also created a two-tiered corporate structure with Fort Point Partners, the issuer of the shares in this offering and a Delaware corporation, as the parent and Fort Point Partners California, a California corporation, as its wholly-owned subsidiary. In conjunction with our reorganization, each of the holders of common stock, preferred stock, warrants and options of our California predecessor received equivalent securities in the new Delaware corporation on a one-for-one basis. Each holder of securities that were convertible or exercisable into common stock of our California predecessor received equivalent securities that are convertible into common stock in the new Delaware corporation.

OPTIONS, CHANGE-OF-CONTROL AGREEMENTS AND INDEMNIFICATION AGREEMENTS

     We have granted options to some of our directors and executive officers. See "Management -- Option Grants in the last Fiscal Year,"
"Management -- Director Compensation" and "Principal Stockholders." We have also entered into change-of-control agreements with certain executive officers and indemnification agreements with our directors. See "Management -- Change of Control and Severance Arrangements; Offer Letters" and
"Management -- Indemnification of Directors and Officers and Limitation On Liability."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of April 26, 2000, with respect to shares beneficially owned by:

     - each person known by us to own beneficially more than 5% of our outstanding shares;

     - each director and executive officer; and

     - all directors and executive officers as a group.

     The percentage of beneficial ownership for the following table is based on 22,041,582 shares of our common stock outstanding on April 26, 2000, assuming the conversion of all outstanding shares of preferred stock and other convertible securities into common stock. The percentage of beneficial ownership
after this offering also assumes             shares of common stock outstanding
after completion of this offering and assumes no exercise of the underwriters' option to purchase additional shares in the offering.

     Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

     The number of shares beneficially owned by each stockholder is determined in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock that the stockholder has sole or shared voting or investment power and any shares of common stock that the stockholder has a right to acquire within 60 days after April 26, 2000 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of common stock. In general, options to purchase our capital stock are exercisable in full, with the underlying shares subject to repurchase rights that lapse as the shares vest. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

     Unless otherwise indicated, the address of each person owning more than 5% of our outstanding shares is c/o Fort Point Partners Inc., 111 Sutter Street, San Francisco, CA 94104.

                                                     SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                       OWNED PRIOR TO            OWNED AFTER
                                                          OFFERING                 OFFERING
                                                    ---------------------    --------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                  NUMBER      PERCENT     NUMBER      PERCENT
------------------------------------                ----------    -------    ---------    -------
EXECUTIVE OFFICERS, DIRECTORS AND 5% STOCKHOLDERS:
Baker Communications Fund, L.P.(1)................   4,518,419       20.5%   4,518,419           %
Matthew J.N.C. Roche..............................   2,440,000       11.1    2,440,000
James T. Roche....................................   2,440,000       11.1    2,440,000
Entities affiliated with Meritech Capital
  Partners(2).....................................   2,284,409       10.4    2,284,409
Entities affiliated with Accel Partners(3)........   1,930,341        8.8    1,930,341
Caruthers Family LLC(4)...........................   1,400,056        6.4    1,400,056
N. D'Arcy Roche(5)................................     598,290        2.7      598,290
Barbara J. Beasley................................     400,000        1.8      400,000
Kelyn J. Brannon..................................     300,000        1.4      300,000
Jeffrey J. Held(6)................................     300,000        1.3      300,000
Richard Kashnow(7)................................     112,185          *      112,185
Michael P. Kelleher(8)............................     100,000          *      100,000
Kathleen Kusek(9).................................     100,000          *      100,000
David Sanderson(10)...............................      95,961          *       95,961

                                                     SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                       OWNED PRIOR TO            OWNED AFTER
                                                          OFFERING                 OFFERING
                                                    ---------------------    --------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                  NUMBER      PERCENT     NUMBER      PERCENT
------------------------------------                ----------    -------    ---------    -------
Scott Gilbertson(11)..............................      40,000          *       40,000
Executive Officers and Directors as a Group (11
  persons)(12)....................................   6,926,436       31.4    6,926,436

---------------
  *  Less than one percent

 (1) Represents shares issuable upon conversion of 4,518,419 shares of preferred stock upon completion of this offering. Edward Scott, a member of our board of directors, is a General Partner of Baker Communications Fund, L.P.

 (2) Includes shares held by Meritech Capital Partners L.P. issuable upon conversion of 2,247,858 shares of preferred stock upon completion of this offering and shares held by Meritech Capital Affiliates L.P. issuable upon conversion of 36,551 shares of preferred stock upon completion of this offering.

 (3) Includes shares held by Accel VII L.P. issuable upon conversion of 1,453,544 shares of preferred stock upon completion of this offering, shares held by Accel Internet Fund III issuable upon conversion of 303,065 shares of preferred stock upon completion of this offering and shares held by Accel Investors '99 L.P. issuable upon conversion of 173,732 shares of preferred stock upon completion of this offering.

 (4) Represents shares issuable upon conversion of 1,400,056 shares of preferred stock upon completion of this offering.

 (5) Represents shares issuable upon conversion of 538,290 shares of preferred stock upon completion of this offering and 60,000 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of April 26, 2000.

 (6) Represents 300,000 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of April 26, 2000.

 (7) Includes shares issuable upon conversion of 52,185 shares of preferred stock upon completion of this offering and 60,000 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of April 26, 2000.

 (8) Represents 100,000 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of April 26, 2000.

 (9) Includes 25,000 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of April 26, 2000.

(10) Represents shares issuable upon conversion of 35,961 shares of preferred stock upon completion of this offering and 60,000 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of April 26, 2000.

(11) Represents 40,000 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of April 26, 2000.

(12) Includes the shares described in notes 5 through 11 above.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately following the closing of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share. The following description of our capital stock does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the Registration Statement of which this prospectus is a part, and by the provisions of the applicable Delaware Law.

COMMON STOCK

     As of April 26, 2000, assuming the conversion of all of our outstanding preferred stock into 12,525,147 shares of common stock prior to the completion of this offering, there were outstanding 22,041,582 shares of common stock held of record by approximately 155 stockholders.

     Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters to be voted on by the stockholders, including the election of directors. We do not provide for cumulative voting in our certificate of incorporation or in our bylaws.

     Dividend Rights. Subject to the preferences that might be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

     Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the holders of our common stock are entitled to share in the assets remaining after the payment of all of our liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of our preferred stock.

     Other Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

     Upon the completion of this offering, our outstanding preferred stock will convert automatically into 12,525,147 shares of our common stock, assuming that each outstanding share of our Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock will be converted into one share of our common stock.

     Our board of directors has the authority, without further action by our stockholders, to issue, from time to time, shares of our preferred stock in one or more series. Our board of directors may fix the rights, preferences, privileges and restrictions on any series of preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, without further vote or action by the stockholders. The preferences, powers, rights and restrictions of different series of preferred stock may differ. Although the ability of our board of directors to designate and issue preferred stock could provide flexibility in possible acquisitions or other corporate purposes, issuance of preferred stock may have adverse effects on the holders of our common stock such as making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, a majority of the our outstanding voting stock, even if such an acquisition is beneficial to the stockholders. The issuance of preferred stock could also dilute the voting power of our common stock and negatively affect the other rights of our common stock. After the completion of this offering, there will be no shares of preferred stock outstanding, and we have no current plans to issue any shares of preferred stock.

WARRANTS

     We have one outstanding warrant to purchase 3,600 shares of our common stock at an exercise price of $.01 per share. The warrant, which expires on January 30, 2010, vests over the one-year period ending on January 31, 2001 if certain services are provided by the holder.

REGISTRATION RIGHTS

     As of April 26, 2000, the holders of 12,525,147 shares of common stock issuable upon conversion of the Series A, B, C, D and E preferred stock have the right to cause us to register these shares under the Securities Act so that those shares may be publicly traded. The description below regarding the registration rights provided in our investor rights agreement is not complete and is qualified by our investor rights agreement that is included as an exhibit to the registration statement of which this prospectus is a part.

     Right to Request Registration. At any time six months after this offering, the holders of 60% of the common stock issued upon conversion of Series A, B, C, D and E preferred stock, or the holders of 50% of the common stock issued upon conversion of Series D preferred stock, or the holders of 50% of the common stock issued upon conversion of Series E preferred stock, may request that we register their shares with respect to all or part of their registrable securities having aggregate gross proceeds exceeding $10,000,000.

     In addition, if at any time we are eligible to file a registration statement on Form S-3, the holders of 30% of the common stock issuable upon conversion of the Series A, B, C, D and E preferred stock, the holders of 30% of the common stock issuable upon conversion of the Series D preferred stock and the holders of 30% of the common stock issuable upon conversion of the Series E preferred stock, each have the right to request registrations on Form S-3 if we have not already effected a registration within the past 12 months and if the aggregate proceeds are at least $2,500,000.

     Piggyback Registration Rights. The holders of common stock issuable upon conversion of the Series A, B, C, D and E preferred stock may request to have their shares registered any time that we file a registration statement to register any of our securities for our own account or for the account of others subject to a pro rata cutback to a minimum of 20% of any offering.

     Expenses of Registration. We will pay all registration expenses, other than underwriting discounts and commissions, in connection with any requested or piggyback registration.

     Termination of Registration Rights. These registration rights terminate for each holder of such rights upon the earlier of: (1) five years after the completion of this offering; or (2) the date when the holder may immediately sell all shares of common stock received upon conversion of Series A, B, C, D and E preferred stock under Rule 144 during any 90-day period.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, AND BYLAWS AND OF DELAWARE LAW

     Classified Board of Directors; Election and Removal of Directors. Our bylaws divide our board of directors into three classes, as nearly equal in size as possible, serving staggered three-year terms. Our certificate of incorporation and bylaws also provide that directors may be removed only for cause and only by the affirmative vote of at least 80% of the total number of the then outstanding shares of capital stock entitled to vote in the election of directors. Our certificate of incorporation and bylaws do not provide for cumulation of stockholder votes in the election of directors. In addition, our certificate of incorporation provides that any vacancy on the board of directors resulting from the removal of a director, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring control of us.

     Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation and bylaws eliminate the ability of stockholders to act by written consent. In addition, our bylaws provide that only our board of directors, Chairman of the Board or either Co-President may call special meetings of our stockholders. These provisions could have the effect of delaying actions that are favored by some stockholders. These provisions may also discourage another person from making a tender offer for our common stock, because that person, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called meeting of stockholders and not by written consent.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder must give notice to our Secretary not less than 90 days in advance of the annual meeting of stockholders or, if later, within ten days after the date on which notice of the annual meeting was made public. In addition, our bylaws specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting.

     Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Amendments; Supermajority Vote Requirements. Our bylaws require the approval of holders of at least 80% of the outstanding shares of stock entitled to vote in order to adopt, amend or repeal the provisions of our certificate of incorporation relating to special meetings of stockholders, action without a meeting, advance notice of stockholder business, advance notice of stockholder nominees and removal of directors.

     Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

     - the transaction is approved by the board of directors prior to the date the interested stockholder attained such status;

     - upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

SECTION 2115 OF THE CALIFORNIA GENERAL CORPORATION LAW

     We are currently subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's legal domicile, some provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California. For example, while we are subject to
Section 2115, stockholders may cumulate votes in electing directors. Cumulative voting allows each stockholder to vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate and could potentially facilitate minority stockholders electing some members of the board of directors. When we are no longer subject to Section 2115, cumulative voting will not be allowed and a holder of 50% or more of our voting stock will be able to control the election of all directors. In addition to this difference, Section 2115 has the following additional effects:

     - enables removal of directors with or without cause with majority stockholder approval;

     - places limitations on the distribution of dividends;

     - extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares; and

     - provides for information rights and required filings in the event we effect a sale of assets or complete a merger.

     We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market and that we will have at least 800 stockholders of record by the record date for our 2001 annual meeting of stockholders. If these two conditions occur, then we will no longer be subject to Section 2115 as of the record date for our 2001 annual meeting of stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is                .
Its telephone number is(     )     -       .

LISTING

     We will apply to list our common stock on the Nasdaq National Market under the trading symbol "FTPT."

                        SHARES ELIGIBLE FOR FUTURE SALE

     The sale of a substantial amount of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock.

     Upon completion of this offering, we will have           shares of common
stock outstanding, based on shares outstanding at           . Of these shares,
the           shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Substantially all shares of our stock outstanding prior to this offering are subject to 180-day lock-up agreements, and may not be sold in the public market prior to the expiration of the lock-up agreements. Credit Suisse First Boston may release the shares subject to the lock-up agreements in whole or in part at any time without prior public notice. However, Credit Suisse First Boston has no current plans to effect such a release. Upon the expiration of the lock-up agreements,
approximately           additional shares will be available for sale in the
public market, subject in some cases to compliance with the volume and other limitations of Rule 144.

RULE 144

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of our common stock (approximately shares immediately after this offering); or

     - the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to the sale.

     A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell these shares pursuant to Rule 144(k) without regard to the limitations described above. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     We cannot estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock.

LOCK-UP AGREEMENTS

     We and our directors, executive officers and substantially all of our stockholders and holders of options have agreed pursuant to the underwriting agreement and other agreements not to sell any of our common stock without the prior consent of Credit Suisse First Boston until 180 days from the date of this prospectus, except that we may, without such consent, grant options and sell shares pursuant to our 1996 Stock Option/Stock Issuance Plan.

STOCK OPTIONS

     We intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock that are subject to outstanding options or reserved for issuance under our 1996 Stock Option/Stock Issuance Plan within 180 days after the date of this prospectus, thus permitting the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144, upon the expiration of the 180-day lock-up period.

REGISTRATION RIGHTS

     After this offering, the holders of 12,525,147 shares of our common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by our affiliates). See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                            , 2000, we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc. and W.R. Hambrecht + Co., LLC are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc................................
W.R. Hambrecht + Co., LLC...................................
                                                              --------
     Total..................................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to           additional shares at the initial public offering
price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover of this prospectus and to selling group members at that price less a concession of $ per share. The underwriters and
selling group members may allow a discount of $     per share on sales to other
broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                  PER SHARE                             TOTAL
                                       --------------------------------    --------------------------------
                                          WITHOUT             WITH            WITHOUT             WITH
                                       OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                       --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us.............     $                 $                 $                 $
Expenses payable by us...............     $                 $                 $                 $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof and issuances of additional options under our 1996 Stock Option/Stock Issuance Plan.

     Our executive officers, directors and existing holders of our securities have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering
price, up to           shares of the common stock for employees, directors and
certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We will apply to list the shares of common stock on The Nasdaq Stock Market's National Market.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price were:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalization and stage of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

     - estimates of our business potential.

     We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market following the offering or that an active trading market for the common stock will develop and continue after the offering.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format will be made available on the Websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

WR Hambrecht + Co is an online investment bank that has received an allocation of shares of common stock in its capacity as an underwriter.

     WR Hambrecht + Co is an investment banking firm formed as a limited liability company in February 1998. In addition to this offering, WR
Hambrecht + Co has engaged in the business of public and private equity investing and financial advisory services since its inception. The chairman and chief executive officer of WR Hambrecht + Co, William R. Hambrecht, has 40 years of experience in the securities industry.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent and
(iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer, and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California. A limited liability company composed of current and former partners of Gibson, Dunn & Crutcher LLP who elected to invest in the limited liability company purchased and holds 11,422 shares of our Series E preferred stock that will convert into 11,422 shares of our common stock on the consummation of this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedule, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

     Upon completion of this offering, Fort Point Partners will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the Website of the SEC referred to above.

     We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and to make available to our stockholders quarterly reports containing unaudited consolidated interim financial data for the first three quarters of each year.

                            FORT POINT PARTNERS INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Financial Statements
Consolidated Balance Sheets at December 31, 1998 and 1999
  and at March 31, 2000 (unaudited).........................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999 and for the three months
  ended March 31, 1999 and 2000 (unaudited).................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1997, 1998 and 1999 and for the
  three months ended March 31, 1999 and 2000 (unaudited)....  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999 and for the three months
  ended March 31, 1999 and 2000 (unaudited).................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Fort Point Partners Inc.

     We have audited the accompanying consolidated balance sheets of Fort Point Partners Inc. as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fort Point Partners Inc. at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

San Francisco, California
March 3, 2000
except for Note 12,
as to which the date is
April 25, 2000, and
except for Note 13,
as to which the date is
May   , 2000

     The foregoing report is the form that will be signed upon the completion of the reincorporation described in Note 13 to the financial statements.

                                          /s/ ERNST & YOUNG LLP
San Francisco, California
April 25, 2000

                            FORT POINT PARTNERS INC.

                          CONSOLIDATED BALANCE SHEETS
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                 PRO FORMA
                                                                                               STOCKHOLDERS'
                                                                DECEMBER 31,      MARCH 31,      EQUITY AT
                                                              -----------------   ---------      MARCH 31,
                                                               1998      1999       2000            2000
                                                              ------    -------   ---------    --------------
                                                                                          (UNAUDITED)
                                                   ASSETS
Current assets:
  Cash and cash equivalents.................................  $  506    $ 7,643   $  5,709
  Accounts receivable, net of allowance of $8, $129 and $94
    at December 31, 1998 and 1999 and March 31, 2000,
    respectively............................................     798      1,146      2,269
  Unbilled receivables......................................      66        395        160
  Prepaid expenses..........................................     155        198        391
  Other current assets......................................      19         10          3
                                                              ------    -------   --------
    Total current assets....................................   1,544      9,392      8,532
Property and equipment, net.................................     149      2,737      3,820
Restricted cash.............................................      --      1,383      1,397
Other assets................................................      47        644        622
                                                              ------    -------   --------
    Total assets............................................  $1,740    $14,156   $ 14,371
                                                              ======    =======   ========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   43    $   463   $  1,325
  Accrued expenses..........................................     227        941      4,203
  Accrued compensation......................................      13        625        864
  Revolving line of credit..................................     500         --         --
  Current portion of obligations under capital leases.......      23        233        258
  Deferred revenue..........................................     212      1,295      2,691
                                                              ------    -------   --------
    Total current liabilities...............................   1,018      3,557      9,341
Obligations under capital leases, net of current portion....      36        371        372
                                                              ------    -------   --------
                                                               1,054      3,928      9,713
Stockholders' equity:
  Convertible preferred stock, $.001 par value;
    authorized -- 20,000,000 shares at December 31,1999,
    March 31, 2000 and pro forma; issued and
    outstanding -- 2,587,236 at December 31, 1998 and
    9,098,736 at December 31, 1999 and March 31, 2000 (none
    pro forma); aggregate liquidation preference of $1,439,
    $16,320, and $16,606 at December 31, 1998, 1999 and
    March 31, 2000, respectively............................   1,418     15,698     15,698
  Common stock, $.001 par value; authorized -- 60,000,000
    shares at December 31, 1999, March 31, 2000 and pro
    forma; issued and outstanding -- 4,164,000, 5,119,362
    and 9,429,650 (18,528,386 pro forma) at December 31,
    1998, 1999 and March 31, 2000, respectively.............       4          5          9        $     19
Additional paid in capital..................................     131      4,151     21,932          37,620
Deferred stock-based compensation...........................     (65)    (3,172)   (16,876)        (16,876)
Receivables from stockholders...............................    (238)        --       (321)           (321)
Accumulated deficit.........................................    (564)    (6,454)   (15,784)        (15,784)
                                                              ------    -------   --------        --------
    Total stockholders' equity..............................     686     10,228      4,658        $  4,658
                                                              ------    -------   --------        ========
    Total liabilities and stockholders' equity..............  $1,740    $14,156   $ 14,371
                                                              ======    =======   ========

See accompanying notes.

                            FORT POINT PARTNERS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                THREE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,                MARCH 31,
                                      ------------------------------------   ------------------------
                                         1997         1998         1999         1999         2000
                                      ----------   ----------   ----------   ----------   -----------
                                                                                   (UNAUDITED)
Revenue.............................  $    2,045   $    2,489   $    8,325   $    1,224   $     5,003
Operating expenses:
  Professional services.............         620        1,037        4,875          584         2,527
  Sales and marketing...............          62          425        2,451          214         4,041
  General and administrative........       1,021        1,768        6,150          500         4,386
  Amortization of deferred
     stock-based compensation.......           1           67          882           51         3,453
                                      ----------   ----------   ----------   ----------   -----------
     Total operating expenses.......       1,704        3,297       14,358        1,349        14,407
                                      ----------   ----------   ----------   ----------   -----------
Operating income (loss).............         341         (808)      (6,033)        (125)       (9,404)
Other income (expense):
  Interest income...................           8           13          228            3            89
  Interest expense..................          --          (14)         (84)          (6)          (14)
                                      ----------   ----------   ----------   ----------   -----------
Net income (loss) before income
  taxes.............................         349         (809)      (5,889)        (128)       (9,329)
Income tax expense (benefit)........         139          (83)           1           --             1
                                      ----------   ----------   ----------   ----------   -----------
Net income (loss)...................  $      210   $     (726)  $   (5,890)  $     (128)  $    (9,330)
                                      ==========   ==========   ==========   ==========   ===========
Net income (loss) per common share:
  Basic.............................  $     0.05   $    (0.17)  $    (1.26)  $    (0.03)  $     (1.90)
                                      ==========   ==========   ==========   ==========   ===========
  Diluted...........................  $     0.04   $    (0.17)  $    (1.26)  $    (0.03)  $     (1.90)
                                      ==========   ==========   ==========   ==========   ===========
Weighted average shares used in
  computing net income (loss) per
  common share:
  Basic.............................   4,160,000    4,162,181    4,693,086    4,642,790     4,905,134
                                      ==========   ==========   ==========   ==========   ===========
  Diluted...........................   5,461,682    4,162,181    4,693,086    4,642,790     4,905,134
                                      ==========   ==========   ==========   ==========   ===========
Pro forma basic and diluted net loss
  per common share..................                                                      $     (0.67)
                                                                                          ===========
Weighted average shares used in
  computing pro forma net loss per
  common share......................                                                       14,003,870
                                                                                          ===========

See accompanying notes.

                            FORT POINT PARTNERS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                       CONVERTIBLE
                                     PREFERRED STOCK        COMMON STOCK      ADDITIONAL     DEFERRED     RECEIVABLES
                                   -------------------   ------------------    PAID IN     STOCK-BASED        FROM
                                    SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     COMPENSATION   STOCKHOLDERS
                                   ---------   -------   ---------   ------   ----------   ------------   ------------
Balance at January 1, 1997.......         --        --   4,160,000     $4      $    (2)      $     --        $  --
  Issuance of Series A preferred
    stock, net of issuance costs
    of $14.......................  1,300,000   $   311          --     --           --             --           --
  Issuance of Series B preferred
    stock, net of issuance costs
    of $2........................    500,000       248          --     --           --             --           --
  Deferred stock-based
    compensation.................         --        --          --     --            3             (3)          --
  Amortization of deferred stock-
    based compensation...........         --        --          --     --           --              1           --
  Net income.....................         --        --          --     --           --             --           --
                                   ---------   -------   ---------     --      -------       --------        -----
Balance at December 31, 1997.....  1,800,000       559   4,160,000      4            1             (2)          --
  Issuance of Series C preferred
    stock, net of issuance costs
    of $5........................    787,236       859          --     --           --             --         (238)
  Issuance of common stock upon
    exercise of stock options....         --        --       4,000     --           --             --           --
  Deferred stock-based
    compensation.................         --        --          --     --          130           (130)          --
  Amortization of deferred stock-
    based compensation...........         --        --          --     --           --             67           --
  Net loss.......................         --        --          --     --           --             --           --
                                   ---------   -------   ---------     --      -------       --------        -----
Balance at December 31, 1998.....  2,587,236     1,418   4,164,000      4          131            (65)        (238)
  Payment of receivables from
    stockholders.................         --        --          --     --           --             --          238
  Issuance of Series D preferred
    stock, net of issuance costs
    of $62.......................  6,511,500    14,280          --     --           --             --           --
  Issuance of common stock upon
    exercise of stock options....         --        --     955,362      1           31             --           --
  Deferred stock-based
    compensation.................         --        --          --     --        3,989         (3,989)          --
  Amortization of deferred stock-
    based compensation...........         --        --          --     --           --            882           --
  Net loss.......................         --        --          --     --           --             --           --
                                   ---------   -------   ---------     --      -------       --------        -----
Balance at December 31, 1999.....  9,098,736    15,698   5,119,362      5        4,151         (3,172)          --
  Issuance of common stock upon
    exercise of stock options
    (unaudited)..................         --        --   4,310,288      4          624             --         (321)
  Deferred stock-based
    compensation (unaudited).....         --        --          --     --       17,157        (17,157)          --
  Amortization of deferred
    stock-based compensation
    (unaudited)..................         --        --          --     --           --          3,453           --
  Net loss (unaudited)...........         --        --          --     --           --             --           --
                                   ---------   -------   ---------     --      -------       --------        -----
Balance at March 31, 2000
  (unaudited)....................  9,098,736   $15,698   9,429,650     $9      $21,932       $(16,876)       $(321)
                                   =========   =======   =========     ==      =======       ========        =====

                                                     TOTAL
                                                 STOCKHOLDERS'
                                   ACCUMULATED      EQUITY
                                     DEFICIT       (DEFICIT)
                                   -----------   -------------
Balance at January 1, 1997.......   $    (48)       $   (46)
  Issuance of Series A preferred
    stock, net of issuance costs
    of $14.......................         --            311
  Issuance of Series B preferred
    stock, net of issuance costs
    of $2........................         --            248
  Deferred stock-based
    compensation.................         --             --
  Amortization of deferred stock-
    based compensation...........         --              1
  Net income.....................        210            210
                                    --------        -------
Balance at December 31, 1997.....        162            724
  Issuance of Series C preferred
    stock, net of issuance costs
    of $5........................         --            621
  Issuance of common stock upon
    exercise of stock options....         --             --
  Deferred stock-based
    compensation.................         --             --
  Amortization of deferred stock-
    based compensation...........         --             67
  Net loss.......................       (726)          (726)
                                    --------        -------
Balance at December 31, 1998.....       (564)           686
  Payment of receivables from
    stockholders.................         --            238
  Issuance of Series D preferred
    stock, net of issuance costs
    of $62.......................         --         14,280
  Issuance of common stock upon
    exercise of stock options....         --             32
  Deferred stock-based
    compensation.................         --             --
  Amortization of deferred stock-
    based compensation...........         --            882
  Net loss.......................     (5,890)        (5,890)
                                    --------        -------
Balance at December 31, 1999.....     (6,454)        10,228
  Issuance of common stock upon
    exercise of stock options
    (unaudited)..................         --            307
  Deferred stock-based
    compensation (unaudited).....         --             --
  Amortization of deferred
    stock-based compensation
    (unaudited)..................         --          3,453
  Net loss (unaudited)...........     (9,330)        (9,330)
                                    --------        -------
Balance at March 31, 2000
  (unaudited)....................   $(15,784)       $ 4,658
                                    ========        =======

See accompanying notes.

                            FORT POINT PARTNERS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                                        THREE MONTHS
                                                         YEARS ENDED DECEMBER 31,     ENDED MARCH 31,
                                                         -------------------------    ----------------
                                                         1997     1998      1999      1999      2000
                                                         -----    -----    -------    -----    -------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)......................................  $ 210    $(726)   $(5,890)   $(128)   $(9,330)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization........................     54       79        263       29        231
  Amortization of deferred stock-based compensation....      1       67        882       51      3,453
  Deferred income taxes................................     35       (3)        --       --         --
Changes in operating assets and liabilities:
  Accounts receivable..................................   (410)    (372)      (348)    (125)    (1,123)
  Unbilled receivables.................................   (196)     130       (329)      21        235
  Prepaid expenses and other current assets............    (15)    (158)       (34)      21       (186)
  Other assets.........................................    (35)     (12)      (597)      12         22
  Accounts payable.....................................    (25)      (9)       420      228        862
  Accrued expenses and accrued compensation............     87       88      1,326       96      3,501
  Deferred revenue.....................................     96      116      1,083     (132)     1,396
                                                         -----    -----    -------    -----    -------
Net cash provided by (used in) operating activities....   (198)    (800)    (3,224)      73       (939)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment.....................   (140)     (52)    (2,242)     (61)    (1,216)
                                                         -----    -----    -------    -----    -------
Cash used in investing activities......................   (140)     (52)    (2,242)     (61)    (1,216)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving line of credit.................     --      500        995       --         --
Principal payments on revolving line of credit.........     --       --     (1,495)    (500)        --
Restricted cash........................................     --       --     (1,383)      --        (14)
Principal payments on capital lease obligations........     (1)     (13)       (64)      (6)       (72)
Proceeds from issuance of convertible preferred
  stock................................................    559      621     14,280       --         --
Proceeds from exercises of common stock options........     --       --         32        3        307
Payment of receivables from stockholders...............     --       --        238      191         --
                                                         -----    -----    -------    -----    -------
Net cash provided by (used in) financing activities....    558    1,108     12,603     (312)       221
Net increase (decrease) in cash and cash equivalents...    220      256      7,137     (300)    (1,934)
Cash and cash equivalents at beginning of period.......     30      250        506      506      7,643
                                                         -----    -----    -------    -----    -------
Cash and cash equivalents at end of period.............  $ 250    $ 506    $ 7,643    $ 206    $ 5,709
                                                         =====    =====    =======    =====    =======

Supplemental disclosures of cash flows information:

  Cash paid for interest...............................  $  --    $  13    $    84    $  --    $    13
                                                         =====    =====    =======    =====    =======
  Cash paid for income taxes...........................  $  80    $   9    $    11    $  80    $     9
                                                         =====    =====    =======    =====    =======

Non-cash investing and financing activities:

  Acquisition of equipment under capital lease
     obligations.......................................  $   8    $  65    $   609    $  16    $    97
                                                         =====    =====    =======    =====    =======
  Stock issued for receivables from stockholders.......  $  --    $ 238    $    --    $  --    $   321
                                                         =====    =====    =======    =====    =======

See accompanying notes.

                            FORT POINT PARTNERS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

1. ORGANIZATION AND BUSINESS

     Fort Point Partners Inc. ("Fort Point" or the "Company"), was originally incorporated as Powerhouse Data Corp. on October 30, 1996. The Company changed its name to Fort Point Partners Inc. on December 2, 1996. The Company is an Internet consulting firm that provides strategy, technology and program management services.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND USE OF ESTIMATES

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States that require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on information available as of the date of the financial statements. Actual results could differ from those estimates.

     On November 22, 1999 the Company effected a four-for-one split of its outstanding shares of common stock. All share and per share information included in the consolidated financial statements prior to that date have been retroactively adjusted to reflect this stock split.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The accompanying financial statements at March 31, 2000 and for the three months ended March 31, 1999 and 2000 are unaudited but include all adjustments (consisting of normal recurring accruals) which, in the opinion of management, are necessary for a fair statement of the financial position and the operating results and cash flows for the interim date and periods presented. Results for the interim period ended March 31, 2000 are not necessarily indicative of results for the entire fiscal year or future periods.

CONCENTRATION OF CREDIT RISK

     The Company extends credit to customers based on an evaluation of their financial condition. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts. There has been no revenue derived from customers outside the United States. At December 31, 1998 and 1999, three customers accounted for 61% and 47% of total accounts receivable, respectively. In the years ended December 31, 1997, 1998 and 1999, four customers, two customers and two customers accounted for 63%, 38% and 22%, respectively, of the Company's revenues.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and investments in a money market fund. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH

     Restricted cash consists of a deposit on a lease for office space.

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Based upon borrowing rates currently available to the Company for obligations with similar terms, the carrying values of debt and capital lease obligations approximate fair value.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets ranging from two to five years. Leasehold improvements and equipment under capital leases are amortized over the lease term or estimated useful lives, whichever is shorter. Repairs and maintenance costs are charged to expense when incurred.

     The Company has adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized internal use software costs with an expected useful life in excess of one year are amortized on a straight-line basis over their estimated useful lives. Internal use software costs, which are subject to continual and substantial change, including Website development costs, are expensed as incurred. Costs to maintain and add minor feature upgrades to the Company's internally-developed software and Website are expensed as incurred.

REVENUE RECOGNITION

     Revenue is recognized using the percentage-of-completion method of accounting for fixed-price projects. Revenue for each project is recognized based on the percentage of total billable hours incurred to date times standard hourly billing rates divided by the total estimated contractual revenue to be earned on a project. This method approximates a cost incurred to date to total estimated project cost method. Revenue from time and materials contracts is recognized as billable hours are incurred at agreed-upon hourly billing rates.

     Deposits received in advance of performing services are recorded as deferred revenue. Amounts billed in excess of recognized revenue are also recorded as deferred revenue. Revenues recognized in excess of amounts billed are recorded as unbilled receivables.

     Provisions for losses on uncompleted contracts are recorded when it is probable that costs to complete a project will exceed total project revenue and the amount of the loss can be reasonably estimated.

ADVERTISING EXPENSES

     The Company expenses the cost of advertising and promoting its services as incurred. Advertising costs, which are included in sales and marketing, were approximately $10, $2 and $100 for the years ended December 31, 1997, 1998 and 1999, respectively.

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

SEGMENT REPORTING

     The Company operates in one reportable segment under SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." The Company conducts business in one operating segment, which has been determined by the Company's management based upon how the business is managed and the results of operations are reported.

NET INCOME (LOSS) PER SHARE

     The Company computes basic and diluted net income (loss) per share in accordance with SFAS No. 128, "Earnings Per Share," and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income available to common stockholders for the period by the weighted average number of common and common equivalent shares outstanding during the period. For those periods in which the Company has incurred a net loss, diluted net loss per share is equivalent to basic net loss per share since the assumed exercise of the Company's stock options and the assumed conversion of the Company's preferred stock would be anti-dilutive and, accordingly, have been excluded from the calculation.

     Pro forma net loss per share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of preferred shares not included above that will automatically convert to common shares upon completion of the Company's initial public offering, using the if-converted method.

COMPREHENSIVE INCOME (LOSS)

     The Company has adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report and display, by major components and as a single total, the change in its net assets during the period from non-owner sources. For the three years ending December 31, 1999 and the three months ending March 31, 1999 and 2000, there was no difference between the Company's comprehensive income (loss) and its net income (loss).

STOCK-BASED COMPENSATION

     SFAS No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB No. 25, compensation expense is based on the difference, if any, on the

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK-BASED COMPENSATION (CONTINUED)
date of grant between the fair value of the Company's common stock and the exercise price of the options to purchase that stock. The Company complies with the disclosure provisions of SFAS No. 123.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and if so, the type of hedge transaction. The Company must adopt SFAS No. 133 on January 1, 2001. Management does not currently expect the adoption of SFAS No. 133 will have any impact on the Company's financial position or results of operations.

     In December 1999, the Securities and Exchange Commission staff issued SAB No. 101, "Revenue Recognition in Financial Statements." The SAB identifies four basic criteria that must be met before revenue can be recognized. These criteria are (a) persuasive evidence that an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller's price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured. The Company has early adopted the SAB and its revenue recognition policies are in accordance with its provisions.

     In March 2000, the Emerging Issues Task Force issued EITF Abstract No. 00-2, "Accounting for Web Site Development Costs," which addresses the accounting for costs incurred to develop a Website. The Abstract is effective for fiscal quarters beginning after June 30, 2000. The Company does not expect adoption of the Abstract to have a significant impact on its results of operations or financial position.

3. PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost, less accumulated depreciation and amortization. Details of property and equipment are as follows:

                                                               DECEMBER 31,
                                                              ---------------
                                                              1998      1999
                                                              -----    ------
Computer hardware...........................................  $ 191    $  956
Leasehold improvements......................................     37     1,278
Furniture and equipment.....................................     49       424
Computer software...........................................      6       233
Construction in progress....................................     --       243
                                                              -----    ------
                                                                283     3,134
Less accumulated depreciation and amortization..............   (134)     (397)
                                                              -----    ------
                                                              $ 149    $2,737
                                                              =====    ======

     Included in the above is equipment acquired under capital lease obligations of $73 and $683 at December 31, 1998 and 1999, respectively. Accumulated amortization on equipment acquired under capital lease obligations was $14 and $21 as of December 31, 1998 and 1999, respectively.

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

4. ACCRUED EXPENSES

     Details of accrued expenses that, on an individual basis, exceed five percent of total current liabilities are as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                              1998    1999
                                                              ----    ----
Professional fees...........................................  $144    $445
Accrual for loss contracts..................................    70      --
Other.......................................................    13     496
                                                              ----    ----
                                                              $227    $941
                                                              ====    ====

5. DEBT

     On May 11, 1998, the Company entered into a Loan and Security Agreement (the "Agreement") with a financial institution, which allows the Company to borrow the lesser of the amount committed under a revolving line of credit or a borrowing base (80% of eligible accounts as defined by the Agreement). The committed amount available to the Company under the Agreement was $1,000. The Agreement expired on May 10, 1999. A loan modification was entered into on May 10, 1999, which included an increase in the amount available to the Company under the revolving line of credit to $1,250 with a sub-limit for letters of credit of $300. The maturity date of the amended Agreement is May 10, 2000. At December 31, 1999, a letter of credit of $1,660 was outstanding related to a lease for office space. The letter of credit was supported by restricted cash and the $300 sub-limit under the revolving line of credit. Interest is payable monthly at the prime rate plus 0.5% (8.75% and 9.50% at December 31, 1998 and 1999, respectively). Borrowings under the revolving line of credit are collateralized by substantially all of the assets of the Company. Additionally, the Agreement contains certain covenants, limitations and restrictions. Under the terms of the Agreement, the Company is prohibited from paying dividends to shareholders.

6. STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     The Company is authorized under its articles of incorporation to issue 20,000,000 shares of convertible preferred stock as of December 31, 1999 and March 31, 2000. The convertible preferred shares outstanding and related liquidation preference by series of preferred stock are summarized in the following table:

                                             AGGREGATE LIQUIDATION PREFERENCE
                                             --------------------------------
         SHARES ISSUED AND   DIVIDEND RATE     DECEMBER 31,       MARCH 31,
SERIES      OUTSTANDING        PER SHARE           1999             2000
------   -----------------   -------------     ------------       ---------
 A           1,300,000          $0.0200           $   325          $   325
 B             500,000           0.0400               250              250
 C             787,236           0.0875               864              864
 D           6,511,500           0.1750            14,881           15,167
             ---------                            -------          -------
             9,098,736                            $16,320          $16,606
             =========                            =======          =======

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

6. STOCKHOLDERS' EQUITY (CONTINUED)
CONVERSION

     Each share of convertible preferred stock is convertible into one share of common stock subject to certain anti-dilution adjustments. All issued and outstanding shares of convertible preferred stock automatically convert into common stock upon approval by a majority of the then outstanding preferred stockholders voting as a class and a majority of then outstanding Series D preferred stockholders. Outstanding convertible preferred shares also automatically convert into common shares in the event of an initial public offering with a per share price of not less than $6.61 and aggregate proceeds of at least $10 million.

LIQUIDATION PREFERENCE

     In the event of liquidation, Series A, B, C and D preferred stockholders are entitled to receive their original investment. Series D preferred stockholders are entitled to an additional 8% per annum on their original investment.

DIVIDENDS

     Series A, B, C and D preferred stockholders are entitled to receive non-cumulative dividends at the rates indicated above when and if declared by the board of directors.

     The Series D preferred stock is senior, with respect to dividend distributions and distributions upon a liquidation, to the common stock and other series of convertible preferred stock.

VOTING RIGHTS

     Holders of Series A, B, C and D convertible preferred stock have the right to one vote for each share of common stock into which such shares of convertible preferred stock can be converted.

7. STOCK OPTIONS

     In December 1996, the Company adopted the 1996 Stock Option/Stock Issuance Plan (the "Plan") that authorizes the board of directors to grant incentive stock options, as defined by the Internal Revenue Code and nonstatutory stock options. Incentive stock options may be granted only to Company employees. Nonstatutory stock options may be granted to employees, directors, outside directors and consultants. Upon the exercise of nonstatutory stock options, the Company is required to include the difference between the estimated fair value and the exercise price of the common stock on the date of exercise in the employee's compensation and to withhold income and payroll taxes on that compensation. The exercise of incentive stock options does not give rise to compensation to the employee or obligate the Company to withhold taxes. To the extent the fair value of stock issuable upon the exercise of incentive stock options exceeds $100,000 in any single year, the excess over $100,000 is generally treated as nonstatutory stock options. The maximum number of shares of common stock, which may be issued over the term of the Plan, as amended by the board of directors, cannot exceed 6,524,000 and 9,024,000 shares as of December 31, 1999 and March 31, 2000, respectively.

     The options generally vest over a four year period from the date of grant; 25% vest after one year from the date of grant, with the remaining options vesting on a pro rata basis over the next 36 months. Options generally expire ten years from the date of grant; however, in the case of a stock option granted to

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

7. STOCK OPTIONS (CONTINUED)
a person owning more than 10% of the combined voting power of all classes of the Company's stock, the term of the option will be five years from the date of the grant. All canceled or expired options become available for future grants. Plan participants may exercise options prior to vesting. Shares issued from the exercise of unvested options are subject to repurchase by the Company at the original exercise price. The repurchase right expires on the same basis as the vesting of the original stock option.

     In accordance with the Plan, the stated exercise price of options granted cannot be less than 100% and 85% of the estimated fair value of the common stock on the date of grant for incentive stock options and nonstatutory options, respectively. The exercise price of a stock option granted to a more than 10% percent shareholder cannot be less than 110% of the estimated fair value of the common stock on the date of grant. The estimated fair value of the common stock is determined in good faith by the board of directors at each grant date and may be subject to review by tax authorities. Differences, if any, between the estimated fair value as determined by the board of directors and tax authorities may subject the Company to liability for tax withholding with respect to the exercise of nonstatutory options and options that are intended to be, but do not qualify as, incentive stock options, as well as interest and penalties relating to those taxes.

     As discussed in Note 2, the Company accounts for the Plan in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In connection with certain stock grants, the Company recognized deferred compensation that is being amortized over the vesting period of the options using the graded method. The company recorded deferred compensation expense of $3, $130, and $3,989 in each of the years in the three year period ending December 31, 1999. Amortization of deferred stock-based compensation expense in each of the years ending December 31, 1997, 1998 and 1999, respectively, was $1, $67 and $882 for options granted to employees where the estimated fair value of the stock for accounting purposes exceeded the exercise price of the option at the grant date.

     The following table summarizes activity under the Plan:

                                 DECEMBER 31, 1997              DECEMBER 31, 1998               DECEMBER 31, 1999
                            ----------------------------   ----------------------------   -----------------------------
                             NUMBER     WEIGHTED-AVERAGE    NUMBER     WEIGHTED-AVERAGE     NUMBER     WEIGHTED-AVERAGE
                            OF SHARES    EXERCISE PRICE    OF SHARES    EXERCISE PRICE    OF SHARES     EXERCISE PRICE
                            ---------   ----------------   ---------   ----------------   ----------   ----------------
Options outstanding at
  beginning of year.......    766,400       $0.00025       1,121,200       $0.00039        2,418,532       $0.03476
Granted...................    354,800       $0.00070       1,544,000        0.05373        3,680,200        0.15078
Canceled..................         --             --        (242,668)       0.00275       (1,002,548)       0.10368
Exercised.................         --             --          (4,000)       0.00025       (1,100,867)       0.03155
                            ---------       --------       ---------       --------       ----------       --------
Options outstanding at end
  of period...............  1,121,200       $0.00039       2,418,532       $0.03476        3,995,317       $0.12465
                            =========       ========       =========       ========       ==========       ========
Options vested at end of
  period..................    163,156       $0.00025         545,160       $0.00036        1,421,899       $0.02639
                            =========       ========       =========       ========       ==========       ========

                                   MARCH 31, 2000
                            -----------------------------
                              NUMBER     WEIGHTED-AVERAGE
                            OF SHARES     EXERCISE PRICE
                            ----------   ----------------
Options outstanding at
  beginning of year.......   3,995,317       $0.12465
Granted...................   1,786,000        0.22000
Canceled..................     (74,785)       0.20547
Exercised.................  (4,310,288)       0.14494
                            ----------       --------
Options outstanding at end
  of period...............   1,396,244       $0.17965
                            ==========       ========
Options vested at end of
  period..................     451,912       $0.06188
                            ==========       ========

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

7. STOCK OPTIONS (CONTINUED)
     The following table summarizes information about stock options outstanding under the Plan, as of December 31, 1999:

                                      WEIGHTED
                                       AVERAGE
                                      REMAINING    WEIGHTED                 WEIGHTED               WEIGHTED
                                     CONTRACTUAL   AVERAGE                  AVERAGE                AVERAGE
      RANGE OF           NUMBER         LIFE       EXERCISE     NUMBER      EXERCISE    NUMBER     EXERCISE
   EXERCISE PRICE      OUTSTANDING     (YEARS)      PRICE     EXERCISABLE    PRICE      VESTED      PRICE
   --------------      -----------   -----------   --------   -----------   --------   ---------   --------
 $0.00025 - $0.0025       133,834       7.02       $0.00025      133,834    $0.00025     709,346   $0.00033
   $0.005 - $0.11       2,620,483       8.91       $0.08585    2,620,483    $0.08585     712,553    0.05233
        $0.22           1,241,000       9.80       $   0.22    1,241,000    $   0.22          --         --
                        ---------                              ---------               ---------
                        3,995,317                              3,995,317               1,421,899
                        =========                              =========               =========

     As of December 31, 1997, 1998 and 1999, 318,800, 1,017,468 and 1,569,321
shares, respectively, were available for future stock option grants under the Plan. As of March 31, 2000, there were 2,358,106 shares available for future grant. During the year ended December 31, 1999, 145,505 exercised unvested shares were repurchased from Plan participants and are included in the shares available for future stock option grants.

     The weighted-average fair value of Plan options granted was $0.008, $0.129 and $1.219 for the years ended December 31, 1997, 1998 and 1999, respectively. The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                         1997           1998           1999
                                                      -----------    -----------    -----------
Risk-free interest rate range.......................  5.8% - 6.5%    4.5% - 5.6%    4.6% - 6.1%
Expected lives (years)..............................       4              4              4
Expected dividend yields............................      0%             0%             0%
Expected volatility.................................      80%            80%            80%

     Had compensation cost for the Company's stock options been determined using the fair value at the grant dates for awards under the Plan, the Company's net income (loss) and net income (loss) per share would have been as follows:

                                                              1997      1998      1999
                                                              -----    ------    -------
Net income (loss) -- as reported............................  $ 210    $ (726)   $(5,890)
                                                              =====    ======    =======
Net income (loss) -- pro forma..............................  $ 210    $ (763)   $(6,311)
                                                              =====    ======    =======
Basic net income (loss) per common share -- as reported.....  $0.05    $(0.17)   $ (1.26)
                                                              =====    ======    =======
Basic net income (loss) per common share -- pro forma.......  $0.05    $(0.18)   $ (1.34)
                                                              =====    ======    =======
Diluted net income (loss) per common share -- as reported...  $0.04    $(0.17)   $ (1.26)
                                                              =====    ======    =======
Diluted net income (loss) per common share -- pro forma.....  $0.04    $(0.18)   $ (1.34)
                                                              =====    ======    =======

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

8. INCOME TAXES

     The Company's income tax provisions (benefit) for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                              1997    1998      1999
                                                              ----    -----    -------
Current:
  Federal...................................................  $ 81    $ (81)   $    --
  State.....................................................    23        1          1
                                                              ----    -----    -------
                                                               104      (80)         1
Deferred:
  Federal...................................................    25     (141)    (1,617)
  State.....................................................    10      (64)      (211)
                                                              ----    -----    -------
                                                                35     (205)    (1,828)
                                                              ----    -----    -------
                                                               139     (285)    (1,827)
Change in valuation allowance...............................    --      202      1,828
                                                              ----    -----    -------
                                                              $139    $ (83)   $     1
                                                              ====    =====    =======

     The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                            DECEMBER 31,
                                                       ----------------------
                                                       1997    1998     1999
                                                       ----    -----    -----
Tax at U.S. statutory rate...........................  34.0%    34.0%    34.0%
State income taxes, net of federal benefit...........   6.2      5.0      2.2
Change in valuation allowance........................    --    (24.3)   (29.2)
Meals and entertainment..............................   0.7     (0.7)    (0.2)
Non-deductible stock-based compensation..............    --     (3.6)    (6.8)
Other................................................  (1.1)    (0.4)      --
                                                       ----    -----    -----
                                                       39.8%    10.0%      --%
                                                       ====    =====    =====

     Deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the effective tax rates and regulations that

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

8. INCOME TAXES (CONTINUED)
will be in effect when the differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1999 are as follows:

                                                              DECEMBER 31,
                                                            ----------------
                                                            1998      1999
                                                            -----    -------
Deferred tax assets:
  Accruals and reserves...................................  $  88    $   328
  Net operating loss carryforward.........................     37      2,011
  Fixed assets and intangibles............................     23         --
  Other...................................................     75         11
                                                            -----    -------
          Total deferred tax assets.......................    223      2,350
Valuation allowance.......................................   (202)    (2,030)
                                                            -----    -------
Net deferred tax assets...................................     21        320
Deferred tax liabilities:
  Fixed assets and intangibles............................     --        (29)
  Other...................................................    (21)      (291)
                                                            -----    -------
          Total deferred tax liabilities..................    (21)      (320)
                                                            -----    -------
Net deferred tax assets...................................  $  --    $    --
                                                            =====    =======

     The valuation allowance increased by $202 and $1,828 in the years ended December 31, 1998 and 1999, respectively.

     As of December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $5,180, which expire beginning in the tax year 2018. The Company also has net operating loss carryforwards for state income tax purposes of approximately $2,830, which expire beginning in tax year 2004.

     Because of the "change in ownership" provisions of the Internal Revenue Code, a portion of the Company's net operating loss carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

9. 401(k) SAVINGS PLAN

     In April 1997, the Company established a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. Employees may contribute up to 15 percent of their pre-tax covered compensation through salary deductions. The Company does not provide a match of contributions to the plan.

10. COMMITMENTS AND CONTINGENCIES

     The Company leases office space and office equipment under non-cancelable operating and capital leases with initial or remaining terms of one year or more. Total rent expense under operating leases was

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
$62, $99 and $574 for the years ended December 31, 1997, 1998 and 1999, respectively. The future minimum lease payments under all lease arrangements are as follows:

                                                              OPERATING    CAPITAL
                 YEARS ENDING DECEMBER 31,                     LEASES      LEASES
                 -------------------------                    ---------    -------
  2000......................................................   $ 1,526      $296
  2001......................................................     1,821       289
  2002......................................................     1,835       118
  2003......................................................     1,905        --
  2004......................................................     1,919        --
  Thereafter................................................     6,960        --
                                                               -------      ----
     Total minimum lease payments...........................   $15,966       703
                                                               =======
  Less amount representing interest.........................                  99
                                                                            ----
  Present value of minimum lease payments...................                 604
  Less current portion of capital leases....................                 233
                                                                            ----
  Long-term obligations under capital leases................                $371
                                                                            ====

11. NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share is computed by dividing the net income
(loss) per share by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options and convertible preferred stock, in the weighted average number of common shares outstanding for a period, if dilutive.

     Pro forma net loss per share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of preferred stock not included above that will automatically convert upon the completion of the Company's initial public offering, using the if-converted method.

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

11. NET INCOME (LOSS) PER SHARE (CONTINUED)
     The calculation of historical and pro forma basic and diluted net income
(loss) per share is as follows:

                                                           DECEMBER 31,                       MARCH 31,
                                               -------------------------------------   ------------------------
                                                  1997         1998         1999          1999         2000
                                               ----------   ----------   -----------   ----------   -----------
Historical:
  Net income (loss)..........................  $      210   $     (726)  $    (5,890)  $     (128)  $    (9,330)
                                               ==========   ==========   ===========   ==========   ===========
  Net income (loss) per common share:
    Basic....................................  $     0.05   $    (0.17)  $     (1.26)  $    (0.03)  $     (1.90)
                                               ==========   ==========   ===========   ==========   ===========
    Diluted..................................  $     0.04   $    (0.17)  $     (1.26)  $    (0.03)  $     (1.90)
                                               ==========   ==========   ===========   ==========   ===========
  Weighted average shares of common stock
    outstanding used in computing net income
    (loss) per common share:
      Basic..................................   4,160,000    4,162,181     4,693,086    4,642,790     4,905,134
                                               ==========   ==========   ===========   ==========   ===========
      Diluted................................   5,461,682    4,162,181     4,693,086    4,642,790     4,905,134
                                               ==========   ==========   ===========   ==========   ===========
Pro forma:
  Net loss...................................                            $    (5,890)               $    (9,330)
                                                                         ===========                ===========
  Pro forma net basic and diluted net loss
    per common share.........................                            $     (0.57)               $     (0.67)
                                                                         ===========                ===========
  Weighted average shares of common stock
    used in computing basic and diluted net
    loss per common share....................                              4,693,086                  4,905,134
                                                                         ===========                ===========
  Adjustment to reflect the effect of the
    assumed conversion of preferred stock....                              5,686,367                  9,098,736
                                                                         ===========                ===========
  Weighted average shares of common stock
    used in computing pro forma net loss per
    common share.............................                             10,379,453                 14,003,870
                                                                         ===========                ===========

     If the Company had reported net income, the calculation of historical diluted earnings per share would have included an additional 2,104,110, 5,686,367, 2,587,236 and 9,098,736 common equivalent shares related to the conversion of preferred shares using the if-converted method for the years ended December 31, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, respectively. Additionally, if the Company had reported net income, the calculation of diluted earnings per share would have included an additional 483,021, 1,131,593, 1,673,890 and 519,252 common equivalent shares related to the exercise of stock options for the years ended December 31, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, respectively.

12. SUBSEQUENT EVENTS

     During the three months ended March 31, 2000, the Company granted stock options to acquire an aggregate of 1,786,000 shares of common stock at an exercise price of $0.22. The Company has recorded additional deferred stock-based compensation of approximately $17,157, which is being recognized over the vesting period of the options using the graded method.

                            FORT POINT PARTNERS INC.

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             AND 2000 IS UNAUDITED)
          (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

12. SUBSEQUENT EVENTS (CONTINUED)
     On April 26, 2000, the Company issued 3,426,411 shares of Series E convertible preferred stock (Series E) totaling $29,998, Each share of Series E preferred stock is convertible at the option of the holder and automatically converts into common stock upon the closing of a firm commitment underwritten public offering with gross proceeds of $40,000. The conversion ratio generally shall be one share of common stock for each share of Series E preferred. However, if the Series E preferred stock is automatically converted as a result of a public offering in which the initial per share price is less than $13.1325, the number of shares to be received upon conversion will be subject to adjustment. Holders of Series E preferred stock are entitled to a liquidation preference of $8.755 per share. The rights and privileges of the Series E convertible preferred stock are substantially the same as those of all other series' of convertible preferred stock although the holders of the Series E preferred stock are not entitled to vote for the election of directors.

     The shares of Series E preferred stock are immediately convertible into common stock at the option of the holder. The initial issuance price of the Series E preferred stock was less than the estimated fair value of the common stock into which it is convertible. The difference between the issue price of the Series E preferred stock and the estimated fair value of the common stock will be accounted for as a deemed dividend for the computation of earnings per share in the three months ending June 30, 2000.

13. REINCORPORATION

     On May   , 2000, the Company reincorporated in Delaware through a tax-free merger with its wholly owned Delaware subsidiary.

14. YEAR 2000

     The Company completed its year 2000 readiness plan prior to December 31, 1999, which did not result in significant incremental costs to the Company. Although year 2000 risk may decrease with the passage of time and the Company has experienced no year 2000-related issues to date, the Company will continue to monitor the implications of year 2000. The Company does not expect to expend material additional funds in the future related to the year 2000 issue.

                       [DESCRIPTION OF INSIDE BACK COVER]

     Within the borders of a large black box is a black and white picture of a salesman. The picture is cut off just below his neck. At the bottom of the picture, appears the text "TEACH THE WEB THE LOST ART OF SCHMOOZING" in bold white font, and in all capital letters. The blue and gold Fort Point Partners logo is overlayed on the bottom right portion of the photograph. It includes a view of a portion of the Golden Gate Bridge and the Fort Point Partners name.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC Registration Fee........................................   $18,216
NASD Filing Fee.............................................     7,400
Nasdaq National Market Listing Fee..........................         *
Printing and Engraving......................................         *
Legal Fees and Expenses.....................................         *
Accounting Fees and Expenses................................         *
Blue Sky Fees and Expenses..................................         *
Transfer Agent Fees.........................................         *
Director & Officer Liability Insurance (1933 Act
  Premiums).................................................         *
Miscellaneous...............................................         *
                                                               -------
  Total.....................................................   $
                                                               =======

-------------------------
* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VIII of the registrant's certificate of incorporation (Exhibit 3.1 hereto) and Article VII of the registrant's bylaws (Exhibit 3.2 hereto) provide for indemnification of the registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The registrant has also entered into agreements with certain of its directors that will require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law.

     The underwriting agreement (Exhibit 1.1) provides for indemnification by ourselves and our underwriters for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1997, we have issued and sold the following unregistered securities:

          1. In April 1997, we issued and sold an aggregate of 1,300,000 shares of Series A preferred stock to four investors for an aggregate consideration of $325,000 in cash.

          2. In May 1997, we issued and sold an aggregate of 500,000 shares of Series B preferred stock to two investors for an aggregate consideration of $250,000 in cash.

          3. In August 1998, we issued and sold an aggregate of 787,236 shares of Series C preferred stock to nine investors for an aggregate consideration of $863,991.51 in cash.

          4. During the period from June 1999 through August 1999, we issued and sold an aggregate of 6,511,500 shares of Series D preferred stock to 13 investors for an aggregate consideration of $14,341,578.96 in cash.

          5. In April 2000, as partial consideration for services, we issued a warrant to a vendor to purchase an aggregate of 3,600 shares of common stock, which warrant expires, if not earlier exercised, on January 30, 2010. The warrant has an exercise price of $0.01 per share.

          6. In April 2000, we issued and sold an aggregate of 3,426,411 shares of Series E preferred stock to 26 investors for an aggregate consideration of $29,998,228.38 in cash.

          7. As of March 31, 2000, 7,365,000 shares of common stock had been issued to our employees, directors and consultants upon exercise of options at exercise prices ranging from $0.00025 to $0.22 per share and 1,396,244 shares of common stock were issuable upon exercise of outstanding options under our stock option plan at a weighted average exercise price of $0.18 per share.

     All share numbers and exercise prices for preferred and common stock have been adjusted to reflect a 4-for-1 stock split of our Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and common stock effected on November 22, 1999. All 1,300,000 shares of Series A preferred stock, all 500,000 shares of our Series B preferred stock, all 787,236 shares of our Series C preferred stock, all 6,511,500 shares of our Series D preferred stock and all 3,426,411 shares of our Series E preferred stock will automatically convert on a one-to-one basis into shares of common stock upon the consummation of this offering.

     The sales of the above securities under Items 1 through 6 were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder. The option grants and exercise under Item 7 were exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act.

     The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access to information about the registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

     See exhibits listed on the Exhibit Index following the signature page of the Form S-1, which is incorporated herein by reference.

(b) FINANCIAL STATEMENT SCHEDULES

     Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) The undersigned registrant hereby undertakes to provide to the underwriters at the closing(s) specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 3rd day of May, 2000.

                                          FORT POINT PARTNERS INC.

                                          By:      /s/ JAMES T. ROCHE
                                            ------------------------------------
                                                      James T. Roche,
                                                Co-Chief Executive Officer,
                                                         Co-President
                                                        and Director

                               POWER OF ATTORNEY

     KNOW ALL PERSON BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints James T. Roche and Matthew Roche and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to 462(b) promulgated under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and all documents in connection therewith, making such changes in this Registration Statement as such person or person so acting deems appropriate, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as her or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                     TITLE                        DATE
                  ---------                                     -----                        ----

          /s/ MATTHEW J.N.C. ROCHE             Co-President, Co-Chief Executive         May 3, 2000
---------------------------------------------  Officer and Chairman of the Board
            Matthew J.N.C. Roche               (Principal Executive Officer)

             /s/ JAMES T. ROCHE                Co-President and Co-Chief Executive      May 3, 2000
---------------------------------------------  Officer and Director (Principal
               James T. Roche                  Executive Officer)

            /s/ KELYN J. BRANNON               Chief Financial Officer (Principal       May 3, 2000
---------------------------------------------  Financial and Accounting Officer)
              Kelyn J. Brannon

            /s/ SCOTT GILBERTSON               Director                                 May 3, 2000
---------------------------------------------
              Scott Gilbertson

             /s/ RICHARD KASHNOW               Director                                 May 3, 2000
---------------------------------------------
               Richard Kashnow

                  SIGNATURE                                     TITLE                        DATE
                  ---------                                     -----                        ----
             /s/ N. D'ARCY ROCHE               Director                                 May 3, 2000
---------------------------------------------
               N. D'arcy Roche

             /s/ DAVID SANDERSON               Director                                 May 3, 2000
---------------------------------------------
               David Sanderson

              /s/ EDWARD SCOTT                 Director                                 May 3, 2000
---------------------------------------------
                Edward Scott

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1*     Form of Underwriting Agreement
 3.1*     Amended and Restated Certificate of Incorporation of the
          Registrant
 3.2      Bylaws of the Registrant
 4.1*     Form of Registrant's Common Stock Certificate
 5.1*     Opinion of Gibson, Dunn & Crutcher LLP
10.1      1996 Stock Option/Stock Issuance Plan
10.2      Amended and Restated Investor Rights Agreement, dated April
          26, 2000.
10.3      111 Sutter Street Sublease by and between ShopNow.com, Inc.
          and Fort Point Partners Inc., dated April 6, 2000
10.4      Office Building Lease by and between CEP Investors XII LLC and Fort Point Partners Inc., dated August 5, 1999
10.5      Standard Form of Loft Lease and Rider by and between 162
          Associates LLC and Fort Point Partners Inc., dated April 26,
          1999 (related to the eighth floor in the building known as
          162 Fifth Avenue)
10.6      Lease Modification Agreement by and between 162 Associates
          LLC and Fort Point Partners Inc., dated May 14, 1999
          (related to the entire eighth floor in the building known as
          162 Fifth Avenue)
10.7      Lease Modification Agreement by and between 162 Associates
          LLC and Fort Point Partners Inc., dated September 2, 1999
          (related to the entire eighth floor in the building known as
          162 Fifth Avenue)
10.8      Standard Form of Loft Lease and Rider by and between 162
          Associates LLC and Fort Point Partners Inc., dated April 26,
          1999 (related to the entire seventh floor in the building
          known as 162 Fifth Avenue)
10.9      Loan and Security Agreement by and between Silicon Valley
          Bank and Fort Point Partners Inc., dated May 11, 1998
10.10     Loan Modification Agreement by and between Silicon Valley
          Bank and Fort Point Partners Inc., dated May 10, 1999
10.11     Standard Form of Indemnification Agreement
21.1*     Subsidiaries
23.1*     Consent of Gibson, Dunn & Crutcher, LLP (included in Exhibit
          5.1)
23.2      Consent of Ernst & Young LLP, Independent Accountants
24.1      Power of Attorney (included in II-4)
27.1      Financial Data Schedule

-------------------------
* To be filed by amendment.